U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM SB-1

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                         Easy Money Holding Corporation
                 (Name of Small Business Issuer in its Charter)

          Virginia                     6141                    54-1875786
  (State or other juris-         (Primary Standard        (I.R.S. Employer
 diction of incorporation      Industrial Classifi-      Identification No.)
      or organization)                cation)                Code Number)


                         5295 Greenwich Road, Suite 108
                            Virginia Beach, VA 23462
                                  757-499-1126
       (Address and telephone number of principal executive offices, principal place of business or intended place of business)

                               Mr. David Greenberg
                      President and Chief Executive Officer
                         Easy Money Holding Corporation
                         5295 Greenwich Road, Suite 108
                            Virginia Beach, VA 23462
                                  757-499-1126
            (Name, address and telephone number of agent for service)

                                 With a copy to:
                              Mr. John Paris, Esq.
                     Williams, Mullen, Clark & Dobbins, P.C.
                               One Columbus Center
                            Virginia Beach, VA 23462

Approximate date of commencement of proposed sale to the public: As soon as practicable from time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration number of the earlier Registration Statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration number of the earlier registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration number of the earlier registration statement for the same offering. [ ]

If delivery of this Prospectus is expected to be made pursuant to Rule 434, please check the following box [ ].

                         CALCULATION OF REGISTRATION FEE
================================================================================

                                    Proposed      Proposed
                   Number           maximum       maximum
Title of           of shares        offering      aggregate
shares to be       to be            price per     offering         Registration
registered         registered (1)   Share (2)     price            fee (2)
================================================================================

Common Stock,
$.01 par value
per share

Minimum amount        100,000         $2.50          $250,000        $63.00
--------------

Maximum amount      2,000,000         $2.50        $5,000,000     $1,250.00
--------------

(1) There is no current market for the Shares and the offering price per Share, of $2.50, is an estimate based on the offering price of the Shares to be sold by us.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.

The Registrant may amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission (the "SEC"), acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (Check One): Alternative 1 [ ]; Alternative 2 [X]

INITIAL PUBLIC OFFERING PROSPECTUS

SUBJECT TO COMPLETION DATED NOVEMBER 14, 2001

The information in this preliminary Prospectus is not complete and may be changed. The holders may not sell these securities until the Registration Statement filed with the SEC is effective. This preliminary Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

                                   PROSPECTUS

                         EASY MONEY HOLDING CORPORATION

                   100,000 to 2,000,000 SHARES OF COMMON STOCK

This offering relates to the registration of between 100,000 and 2,000,000 shares of our common stock, par value $.01 per share (the "Shares") to be sold by us. Concurrently with this offering we are also registering 1,620,000 Shares which are being sold by selling shareholders (the "Selling Shareholders") in a separate offering (the "Shareholder Offering"), of which 620,000 Shares being registered for sale by certain Selling Shareholders are contingently issuable to them on the effective date of the Registration Statement relating to this Prospectus. See "Certain Relationships and Related Transactions." This offering is intended to be a self-underwriting offering (stock sold by the Company) without the employment of any underwriter. We have only two classes of capital stock, consisting of 50,000,000 authorized Shares of common stock, of which 10,000,000 Shares are presently issued and outstanding, and 5,000,000 shares of preferred stock, none of which are presently issued and outstanding.

                                  Minimum                      Maximum
                                  -------                      -------
                         Per Share       Total       Per Share          Total
                         ---------       -----       ---------          -----
Public offering price      $2.50      $  250,000       $2.50         $5,000,000
Underwriting discounts     $ -        $    -           $ -           $    -
Proceeds to us (1)         $2.50      $  250,000       $2.50         $5,000,000
-------------
(1) The proceeds to us are before deducting estimated offering costs of approximately $150,000, which include legal fees, accounting fees, consulting fees, printing and other costs associated with this Offering and the Shareholder Offering.

There is currently no principal public market for our Shares. Application has been made to have our Shares listed on the OTC Bulletin Board under the symbol "EMHC."

THIS INVESTMENT HAS A HIGH DEGREE OF RISK. INVESTORS SHOULD EXPECT IMMEDIATE AND SUBSTANTIAL DILUTION. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 11 BEFORE PURCHASING ANY OF THE SHARES OFFERED BY THIS PROSPECTUS. THE SHARES OFFERED HEREBY SHOULD NOT BE PURCHASED BY ANY INVESTOR WHO CANNOT AFFORD TO SUSTAIN THE TOTAL LOSS OF HIS INVESTMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Shares being offered are subject to prior sale, receipt and acceptance by us, approval of certain matters by our legal counsel and certain other conditions. We reserve the right to withdraw or cancel such offers and reject any order, in whole or in part.

This offering will commence with the date of this Prospectus and will end 180 days from that date. There will not be extensions of time in which to continue this offering. We will deposit all investor money pending sale of the minimum offering amount of $250,000 into an escrow account with SunTrust Bank. In the event the minimum offering amount is not raised within 180 days from the effective date of this offering, we will promptly return all investor money without interest or deduction.

            The date of this Prospectus is ___________________, 2001

                                TABLE OF CONTENTS

                                                                   Page No.

Prospectus Summary..................................................... 1
Summary Financial Data................................................. 3
General Information.....................................................4
Risk Factors............................................................5
Prior S Corporation Status.............................................12
Use of Proceeds........................................................13
Dividend Policy........................................................13
Determination of the Offering Price....................................13
Dilution...............................................................15
Capitalization.........................................................17
Selected Historical Financial and Operating Data.......................18
Management's Discussion and Analysis of Financial Condition and Results
  of Operations........................................................19
Forward-Looking Statements.............................................25
Business...............................................................26
Management.............................................................39
Our Principal Shareholders.............................................42
Market For Our Shares..................................................43
Plan of Distribution...................................................44
Description of Securities..............................................45
Legal Matters..........................................................47
Federal Tax Aspects....................................................47
Certain Relationships and Related Transactions.........................47
Experts................................................................49
Changes in and Disagreements With Accountants on Accounting and
  Financial Disclosure.................................................49
Indemnification of Officers and Directors..............................49
Additional Information.................................................50
Index to Financial Statements..........................................52

                               PROSPECTUS SUMMARY

The Company

We are a specialty financial services company that advances cash to customers by obtaining an authorization to draft their personal checking account and agreeing to delay the draft until the contract is redeemed by them or until a short holding period has expired which, on average, is 18 days. We target customers who are currently employed and have an active checking account. To initiate a relationship with us, a customer is required to provide proof of income, proof of an active personal checking account, proof of residence and proper identification. Typically, we limit the amount of cash we advance up to $500 per transaction. We generally do not make advances in an amount which exceeds 33% of the gross monthly income of the customer. In exchange for our services, we generally receive a fee ranging from approximately 15% to 30% of the amount of cash advanced to the customer. We also provide our customers with other financial products through a limited number of our stores. In Louisiana, five stores offer traditional check cashing services and in Nevada and New Mexico each of the 14 stores are authorized to make Title Advances. A Title Advance is secured by collateral in the form of a motor vehicle. We limit Title Advances to 33% of the "Black Book" vehicle value, up to a maximum of $2,000. In addition, we have recently introduced an electronic advance program. Our electronic advance program enables us to initiate and service an advance for a customer without requiring the customer to go to a branch location.

In most cases our customers have access to alternative sources of financing to satisfy their short-term financial needs. However, we believe that these alternatives have not adequately satisfied their needs because (i) they often dislike the complexity, inconvenience or lead-time associated with such alternatives, (ii) the minimum amount required to be advanced, the repayment or other terms may be unsatisfactory, (iii) they may be unwilling or unable to pay the high cost of Non Sufficient Funds ("NSF") and overdraft fees charged by banks and merchants. In addition, we provide our customers with a simple, convenient, confidential means of quickly obtaining small amounts of cash. Our alternative provides for a single up-front fee with the payment due date generally coinciding with the customers' next paycheck. Further, we believe that our customers prefer to have the ability to redeem their advances rather than having them deposited and paying the one-time fee charged by us as opposed to the ongoing charges associated with other alternatives.

We have a four-fold growth strategy:

     o further develop and market our electronic advance program in areas that meet our customers' demographics; o expand and develop our internet presence to broaden our geographic diversity and reduce overhead consumption;
     o   open new stores and acquire existing stores in strategic locations; and
     o aggressively market our services in those areas where we currently operate store/branch locations to increase market share.

Easy Money Holding Corporation was incorporated in the State of Virginia on December 8, 1997. At that time several pre-existing separately incorporated companies with common ownership, the first of which began operating under current management in 1994, were established as our subsidiaries. As of June 30, 2001, we had 58 stores in operation in nine states, not including our electronic advance program. We currently operate 52 stores in the following states:
California (1
store), Kansas (1 store), Louisiana (34 stores), New Mexico (9 stores), Nevada (5 stores), Tennessee (1 store), and Utah (1 store). As of December 31, 1999 and 2000, we had 119 stores in 11 states and 61 stores in 9 states, respectively. During the year ended December 31, 2000 and the six months ended June 30, 2001, we closed 58 stores and 3 stores, respectively, which were either unprofitable or in undesirable locations.

Our revenues decreased from $19,546,000 in 1999 to $14,993,000 in 2000, primarily due to the closing of the 58 stores mentioned above. Revenues for the six months ended June 30, 2000 amounted to $8,290,000, compared to $5,483,000 for the six months ended June 30, 2001. After a pro forma provision (benefit) for income taxes in 1999 and 2000, we had pro forma net income of $562,000 for 1999 ($0.06 per share) and a pro forma net loss of $630,000 for 2000 (($0.06) per share). The pro forma net loss for 2000 was primarily attributable to costs and write-downs on the closing of unprofitable or undesirable store locations in California, Indiana, Kentucky, Louisiana, New Mexico, Tennessee and Colorado. These costs and write-downs were non-recurring expenses which affected our results of operations for the year ended December 31, 2000. After a pro forma provision (benefit) for income taxes, we had a pro forma net loss of $383,000 for the six months ended June 30, 2000 ($0.04 per share) compared to pro forma net income of $182,000 for the six months ended June 30, 2001 ($0.02 per share). The pro forma provision (benefit) for income taxes for the years ended December 31, 1999 and 2000 and the six months ended June 30, 2000 and 2001 represents the estimated taxes that would have been recorded by us had we been a C corporation for income tax purposes for each period. See "Prior S Corporation Status."

Our average store revenues from stores open for at least 12 months at the beginning of 1999 and 2000, respectively, were, approximately $181,000 (96 stores) and $195,000 (55 stores). During the year ended December 31, 2000, we completed approximately 305,000 transactions attributable to approximately 33,000 customers, compared to approximately 370,000 transactions attributable to approximately 40,000 customers in 1999. For the six months ended June 30, 2001, we completed approximately 112,000 transactions attributable to approximately 28,000 customers. For the years ended December 31, 1999 and 2000 and the six months ended June 30, 2000 and 2001, we incurred bad debt expense of approximately $5,077,000 (26.0% of revenues), $3,191,000 (21.3% of revenues),
$1,726,000 (20.8% of revenues) and $796,000 (14.5% of revenues), respectively.

Our executive offices are located at 5295 Greenwich Road, Suite 108, Virginia Beach, VA 23462.

The Offering

Prior to this offering there were 10,000,000 Shares outstanding. In addition to the Shares being offered by us, the Selling Shareholders are offering 1,620,000 Shares for sale, of which 620,000 Shares are contingently issuable to certain Selling Shareholders upon the effective date of the registration statement of which this prospectus is a part (see "Certain Relationships and Related Transactions"). Assuming the issuance of the Shares to certain Selling Shareholders and the sale in this Offering of the maximum number of Shares by us, there will be 12,620,000 Shares outstanding. If the minimum number of Shares is sold by us there will be 10,720,000 Shares outstanding. In addition, as of June 30, 2001, we had 1,161,000 Shares reserved for issuance upon the exercise of outstanding warrants at an exercise price of $0.8613 per Share. Further, 400,000 shares are reserved for issuance upon the exercise of a warrant at $0.75 per share, and 25,000 Shares are reserved for issuance upon the exercise of an option that is contingently issuable on the effective date of the registration statement of which this Prospectus is a part or within 90 days thereafter. See "Management." If the maximum of 2,000,000 Shares are sold by us, we will receive $5,000,000 in net proceeds. If the minimum of 100,000 Shares are sold by us, we will receive $250,000 in net proceeds. We intend to use the net proceeds for debt retirement, working capital and general corporate purposes. We will not receive any proceeds from the sale of the 1,620,000 Shares by the Selling Shareholders.

                             SUMMARY FINANCIAL DATA

The summary financial and other data of our business set forth below should be read in conjunction with our audited consolidated financial statements and notes to those financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The operations data for the years ended December 31, 1999 and 2000, and the balance sheet data as of December 31, 2000 are derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been audited by KPMG, LLP, independent accountants. The operations data for the six months ended June 30, 2000 and 2001 and the balance sheet data as of June 30, 2001 are derived from our unaudited financial statements, which reflect all adjustments (consisting of normal recurring accruals) which we consider necessary for a fair presentation of our financial position and results of operations. The pro forma income tax expense (benefit) represents the estimated taxes that would have been recorded by us had we been a C corporation for income tax purposes for each period. See "Prior S Corporation Status." See "Selected Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                        Year Ended                 Six Months Ended
                                                       December 31,                    June 30,
                                                       ------------                    --------
                                                   1999            2000           2000           2001
                                                   ----            ----           ----           ----
                                                       (in thousands, except per share amounts)
                                                                               (unaudited)
Operating Data:
Revenues                                       $     19,546   $     14,993    $      8,290    $      5,483

Expenses:
  Provision for credit losses                         5,077          3,191           1,726             796
  Salaries and benefits                               6,486          5,836           3,299           1,903
  Other operating expenses                            6,073          5,484           3,217           2,090
  Loss on disposal of property and equipment             --             82              --              12
  Net loss on dissolution of joint ventures              --            447             191              --
  Interest expense                                      884            952             470             339
  Amortization of goodwill and other                     89             51              25              40
                                               -----------------------------------------------------------
                                                     18,609         16,043           8,928           5,180

         Net income (loss)                              937         (1,050)           (638)            303
Pro forma income tax expense (benefit)                  375           (420)           (255)            121
                                               -----------------------------------------------------------

         Pro forma net income (loss)           $        562   ($       630)   $       (383)   $        182
                                               ============   ============    ============    ============

Pro forma net income (loss) per share-basic
 and diluted                                   $       0.06   $      (0.06)   $      (0.04)   $       0.02
                                               ============   ============    ============    ============

                                                     3

Weighted average Shares for calculating pro
  forma diluted net income (loss) per share      10,208,438     10,000,000      10,000,000      10,911,770
                                               ============   ============    ============    ============

                                                             December 31,           June 30,
                                                                 2000                 2001
                                                                 ----                 ----
                                                                   (amounts in thousands)
                                                                                    (unaudited)
Balance Sheet Data:
  Cash                                                         $    570              $    394
  Amounts due from customers for advances, net                    2,953                 2,586
  Deficiency in working capital                                   3,419                 2,006
  Property and equipment, net                                     1,282                 1,111
  Receivable from related party                                   1,352                   290
  Total assets                                                    6,765                 4,892
  Line of credit facilities                                       2,706                 1,602
  Current installments of long-term debt and capital
   lease obligations                                              1,131                   794
  Accounts payable and accrued liabilities                        1,495                 1,134
  Payables to related parties                                       263                    91
  Payables to officers                                            1,696                 1,667
  Capital lease obligations, excluding current installments         429                   265
  Total liabilities                                               7,722                 5,552
  Stockholders' equity (deficit)                                   (957)                 (661)

                               GENERAL INFORMATION

The terms "Easy Money Holding Corporation," "we," "our," and "us" refer to Easy Money Holding Corporation, where appropriate. The term "you" refers to a prospective investor.

RISK FACTORS

The Shares offered are speculative and involve a high degree of risk and should not be purchased by investors who cannot afford to lose their entire investment. Before you invest in our Shares, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this Prospectus, before you decide whether to purchase our Shares. This Prospectus contains "forward-looking statements" relating to, without limitation, future economic performance, our plans and objectives for future operations, and projections of revenues and other financial items that are based on the beliefs of, assumptions made by and information currently available to us. The words "expect," "estimate," "anticipate," "believe," "intend," "plan" and similar expressions and variations thereof are intended to identify forward-looking statements. The risk factors listed in this section, as well as any cautionary language, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our Shares, you should be aware that the occurrence of any of the events described in these risk factors and elsewhere in this Prospectus could have a material adverse effect on our business, financial condition and results of operations. In such case, the trading price of our Shares could decline and you may lose all or part of your investment.

                          Risks Related to Our Business

We incurred a net loss during the year ended December 31, 2000 and closed a significant number of stores during the year. If we are unable to generate significant operating profits from our remaining operations, we may have to further curtail our operations.

After a pro forma income tax expense (benefit) of $375,000 in 1999 and ($420,000) in 2000, our pro forma net income for 1999 was $562,000 ($0.06 per
Share) compared to a pro forma net loss of $630,000 ($0.06 per Share) for 2000. During 2000 we closed 58 stores, primarily those with low volume and low profit margins. During the six months ended June 30, 2001, we closed an additional three stores. Subsequent to June 30, 2001, we have closed an additional 6 stores in Texas (4), Indiana (1) and California (1). The pro forma income tax expense (benefit) represents the estimated taxes that would have been recorded by us had we been a C corporation for tax purposes for 1999, 2000 and 2001. See "Prior S Corporation Status." We continue to evaluate the performance of each of our stores and may close additional stores during the remainder of 2001. There can be no assurance that we will be profitable for the year ended December 31, 2001. If we are unable to generate operating profits from our remaining stores we may have to further curtail our operations which would have a material and adverse effect on our business, operating results and financial condition.

We require substantial amounts of capital and will need additional financing to expand our business.

We require substantial amounts of capital for our operations and to implement our business strategy, including, without limitation, cash to fund: outstanding advances; operating costs, occupancy costs, general and administrative expenses; our electronic advance program; and investments in computerized systems. As of June 30, 2001, we had two outstanding lines of credit facilities totaling $1,600,000. Borrowings under one of the lines of credit ($1,211,000 outstanding as of June 30, 2001) are collateralized by a security interest in amounts due from customers for advances, net, property and equipment and general intangibles. Borrowings under the other line of credit ($391,000 outstanding as of June 30, 2001) are collateralized by a mortgage, deposit account, certain assets owned by a beneficial owner and two shareholders and commercial guarantees from our officers and directors. No assurance can be given that we will have access to the capital markets in the future for equity or debt financings or that financing through bank lines of credit or other means will be available on acceptable terms to satisfy our cash requirements. Further, before we take on any additional borrowings we will be required to obtain approval from the commercial banks that provide us with our lines of credit. Any inability to access the capital markets or obtain acceptable additional bank lines of credit or other financing could have a material and adverse effect on our business, operating results, financial condition and growth.

If our operating procedures and internal controls are not operating effectively our business could be harmed.

Because the operations of each of our stores, including decisions on cash advances, are managed by store managers, assistant managers and other on-site personnel, our operations are heavily dependent upon the effectiveness of our operating procedures and internal controls. There can be no assurance that these operating procedures and internal controls will result in sound employee decisions or prevent fraud, employee theft or other abuses. In addition, there can be no assurance that our training programs will result in the proper implementation and execution of the operating procedures or internal controls that we have adopted. Our business, operating results and financial condition would be adversely affected to the extent that our operating procedures, internal controls or training programs prove to be inadequate or improperly implemented. See "Business--Organizational Structure and Procedures."

Our customers are not required to provide tangible collateral for their advances and we are susceptible to a substantial number of delinquencies associated with our customers.

We do not generally require customers to provide tangible collateral as security for their advances or to satisfy traditional credit criteria. As a result, we are more susceptible to the risk that customers will not satisfy their repayment obligations than are consumer lenders or finance companies that have more stringent underwriting criteria and typically have collateral which they can repossess in the event of a borrower's default. In addition, because our customers often have limited liquidity, there can be no assurance that customer funds will be available to redeem or honor advances made by us. In addition, there can be no assurance that the rate of our delinquencies and defaults will not increase in the future. During the years ended December 31, 1999 and 2000 and for the six months ended June 30, 2001, our provision for credit losses amounted to $5,077,000 (26.0% of revenues), $3,190,000 (21.3% of revenues) and
$796,000 (14.5% of revenues), respectively.

Our business is highly concentrated in a number of states and would be adversely affected if there is a economic slowdown or other negative conditions in the states where we have a high concentration of stores.

Our stores are highly concentrated in the States of Louisiana (34 stores), New Mexico (9 stores), and Nevada (5 stores). Our operations will likely continue to be highly concentrated within certain states. As a result, we rely strongly upon the prevailing economic, demographic, regulatory, competitive, and other conditions of the states where our operations are concentrated. Changes in conditions within any such state could have an adverse impact on our business, operating results and financial condition. During the six months ended June 30, 2001, approximately 59.5% of our revenues were derived from stores located in Louisiana. There can be no assurance that our business will not continue to become more concentrated in these states in the future. However, as part of our growth strategy we are trying to increase our electronic advance program which has and will continue to diversify our geographic presence and decrease our reliance on branch locations in certain states.

Our operations may be negatively impacted if we are unable to successfully integrate planned acquisitions with our own operations.

Although our growth strategy is not currently dependent on acquisitions, we may consider acquisitions of other companies in the consumer finance industry. There can be no assurance that we will be able to successfully identify suitable acquisition candidates, complete acquisitions in a timely manner or successfully integrate acquired businesses into our operations. Once integrated, acquired companies may not achieve levels of revenues, profitability or productivity comparable to our existing stores or otherwise perform as expected. Acquisitions also involve special risks, including risks associated with unanticipated liabilities and contingencies, diversion of management attention and possible adverse effects on earnings, increased interest costs, the issuance of additional securities and difficulties related to the integration of the acquired businesses, some or all of which could have a material adverse effect on our business, operating results and financial condition. We are unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed. In addition, the value of our Shares held by stockholders at the time of any acquisition may be diluted if we issue additional Shares in connection with such acquisitions as contemplated in our growth strategy.

If we expand our operations and fail to manage growth effectively, our business could be harmed.

Although we plan to grow our business, during 2000 we had to curtail our growth plans and closed 58 stores which were unprofitable or had low margins. During 2001 we expect to grow our business in selected markets by using our electronic advance program or through acquisitions. However, there can be no assurance that we will be able to grow our business in the future. Our failure to grow our business or inability to implement and manage our growth strategy successfully may have a material and adverse effect on our business, operating results and financial condition. Our growth strategy is subject to significant risks. In addition to expanding operations in our existing markets, we intend to enter new markets where the regulatory climate is favorable to our business. There can be no assurance that we will be able to expand our market presence in our existing markets or successfully enter new markets through our electronic advance program or through acquisitions. Our future expansion may be limited to those states that we believe have laws and regulations that are favorable to our business. The ability to execute our growth strategy will depend on a number of factors, including: (i) the success of our electronic advance program (ii) our ability to obtain adequate financing; (iii) the prevailing laws and regulatory environment of each state in which we operate or seek to operate; (iv) our ability to adapt our internal controls and operating procedures to accommodate growth; (v) our ability to recruit, train and retain additional qualified personnel, particularly store managers; and (vi) the ability to obtain regulatory approvals or any government permits and licenses that may be required and other factors, some of which are beyond our control.

There can be no assurance that our systems, procedures and controls will be adequate to support the expansion of our operations. Significant growth in our operations will place significant demands on all aspects of our business, including our administrative, technical and financial personnel and systems. Additional expansion may further strain our management, financial and other resources. Our future operating results will substantially depend on the ability of our officers and key employees to manage changing business conditions and to implement and improve our technical, administrative, financial controls and reporting systems. In addition, there can be no assurance that we will be able to implement our business strategy profitably in geographic areas where we do not currently operate.

If we are unable to market our cash advance services effectively we may fail to attract customers.

Our success, like other participants in the cash advance industry, depends upon a number of factors, including consumer perception of our role in the financial community, the regulatory environment for our business and the market acceptance of our services. We believe that market acceptance of our services depends on several factors, including ease of use, price, convenience of locations and the effectiveness of our marketing efforts. There can be no assurance that our services will achieve broad market acceptance or that regulations will continue to be favorable to us in the states we currently operate. A decline in the demand for our consumer finance services, our failure to achieve market acceptance of our services or adverse regulations of our business would have a material and adverse effect on our business, operating results and financial condition.

The risks associated with our business may become more significant in an economic slowdown or recession. During periods of economic slowdown or recession, we may experience an increase in demand for our financial services and an increase in rates of delinquencies and frequency of losses. The actual rates of delinquencies and frequency and severity of losses may be higher under adverse economic conditions than those experienced in the financial services industry generally due to several factors, including our limited credit requirements, the fact that each transaction is the result of a customer's short-term financial need, and the overall nature of our business. Any sustained period of economic slowdown or recession could have a material and adverse effect upon our business, operating results and financial condition.

Our quarterly operating results may fluctuate significantly and any failure to meet financial expectations for any fiscal quarter may disappoint investors and could cause the price of our Shares to decline.

Our quarterly operating results are likely to fluctuate in the future due to a variety of factors. These factors may include the regulatory environment where we operate and other factors which may be outside of our control. The effect of store closings can have a significant effect on our quarterly operating results. Except for the month of January 2000, we had operating losses in every month in 2000 and had a net loss for the year ended December 31, 2000 of $1,050,000, before a pro forma income tax benefit of $420,000. For the six months ended June 30, 2001 we had net income of $303,000, before a pro forma income tax expense of $121,000. Because our expenses are largely independent of our revenues in any particular period, we are unable to accurately forecast our operating results. As a result, if our revenues are below expectations in any quarter, our inability to adjust spending in a timely manner to compensate for the revenue shortfall may magnify the negative effect of the revenue shortfall. Due to the possibility of fluctuations in our revenues and expenses, we believe that quarter-to quarter comparisons of our operating results are not a good indication of our future performance. In addition, our operating results in a future fiscal quarter may not meet the expectations of stock market analysts and investors. In that case, our stock price would likely decline and investors would experience a decline in the value of their investment.

The loss of our key executives could have a significant negative effect on our business.

Our success is largely dependent upon the continued employment of our executive officers and other key personnel, including David Greenberg, President and Chief Executive Officer, Michael Wright, Chief Operating Officer, Tami Van Gorder, Secretary/Treasurer and David Kilby, Chief Financial Officer. The loss of one or more of these officers could have a material and adverse effect on our business, operating results and financial condition. Our success is also dependent on the hiring, training and retaining highly qualified management and marketing personnel. Our inability to hire, train and retain such personnel could have a material and adverse effect on our business, operating results and financial condition. No assurance can be given that we will be able to retain our key employees or that we will be able to attract qualified personnel in the future. See "Management" and "Business--Employees."


                          Risks Related to Our Industry

Our industry is highly regulated and several lawsuits have challenged cash advance transactions as violations of state usury laws.

Several lawsuits have challenged cash advance transactions as violating state usury laws, as unauthorized small loan lending, or as violations of consumer protection laws. We have been named in four lawsuits that allege that we engaged in transactions which violate various federal and state statutes and regulations. Class certification has been obtained in one of these suits, and has been requested in two others. We intend to vigorously defend these claims. Due to the procedural status of these cases, we are unable to predict the outcome of the litigation. See "Business-Legal Proceedings."

There can be no assurance that we will not be materially and adversely affected by litigation, new state or federal regulation, or consumer initiatives directed against us or the cash advance industry in general. Several states have also raised questions related to the proper regulatory framework for cash advance transactions. Our business is regulated in each state where we operate by state laws and regulations, including those governing consumer protection and, in some cases, lending practices (such as truth-in-lending and state usury laws), which are subject to change. These laws and regulations, among other things, establish licensing requirements, regulate our credit approval and application procedures, establish maximum fees and late charges, require specified disclosures to customers, and govern collection practices. Any adverse change in or interpretation of existing laws or regulations or the failure to comply with any such laws and regulations could result in fines, class-action litigation or interruption or cessation of certain of our business activities. In the event these laws are not renewed or amended, our business will be unregulated in these states. This would require us to determine if we feel it appropriate to operate in such a state with this uncertainty. Any of these events could have a material and adverse effect on our business, operating results and financial condition. In addition, there can be no assurance that amendments to, or renewals of, laws and regulations in the states where we operate, or new or more restrictive laws or regulations or interpretations thereof will not be adopted in the future which may make compliance more difficult or expensive, further limit or restrict our fees and other charges, curtail our current operations in those states, restrict our ability to operate in such states or otherwise materially and adversely effect our business, operating results and financial condition. See "Business-Government Regulation."

We face significant competition from other cash advance companies and other companies that provide short-term advances to our target customers.

In addition to other cash advance companies, we compete with banks, credit card issuers, pawnshops, title pawn establishments and other financial services entities and retail businesses that provide short-term advances. We believe that the cash advance industry will become more competitive as the industry consolidates, and we could face additional competition as increasing numbers of traditional check cashers, pawn shops, commercial banks and other retail credit outlets add cash advance services and overdraft lines of credit to their financial product offerings. The entry of such competitors into our markets could have a material adverse effect on our business, operating results and financial condition. Commercial banks could also lower demand for our services by reducing fees for NSF transactions. Some of our competitors have larger and more established customer bases and substantially greater financial, marketing and other resources than us. See "Business--Industry Background" and "Competition."


                          Risks Related to the Offering

Because our principal stockholders will be able to control stockholder votes, the premium over the market prices that an acquiror may otherwise pay for our Shares may be reduced and any merger or takeover may be delayed.

Assuming the sale of the maximum number of 2,000,000 Shares by us, David Greenberg, President and Chief Executive Officer and members of his family, and Tami Van Gorder (who is David Greenberg's sister), Secretary/Treasurer and members of her family will beneficially own approximately 70.4% of our outstanding Shares, assuming exercise of our outstanding warrants and the exercise of an option to acquire 25,000 Shares that is contingently issuable on the effective date of the Registration Statement of which this Prospectus is a part or within 90 days thereafter, and assuming Mr. Greenberg and Ms. Van Gorder sell no shares pursuant to this Offering. As a result, Mr. Greenberg and Ms. Van Gorder, voting together, will be able to control, or at a minimum to exercise significant influence over, all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. If we sell less than 2,000,000 shares, our principal shareholders will have even more control. Such concentration of ownership also may have the effect of delaying or preventing a change in control of our company. Purchasers in this offering will become minority stockholders and will be unable to control our management or our business policies. See "Principal Stockholders" and "Description of Capital Stock."

We have arbitrarily determined the offering price, which exceeds the book value of our Shares. Investors may be unable to recoup their investment if the value of our Shares falls below the offering price.

Prior to this offering, there has been no public market for our Shares. The offering price of the Shares has been determined arbitrarily by our board of directors. Since an underwriter was not retained to offer the Shares, our establishment of the offering price has not been determined by negotiation with an underwriter as is customary in underwritten public offerings. The offering price does not bear any relationship whatsoever to our assets, earnings, book value or other objective standard of value. Therefore, investors may be unable to recoup their investment if the value of our Shares falls below the offering price. As of June 30, 2001, we had a net tangible book value of ($870,000) (after deducting goodwill of $210,000) or ($0.09) per Share. If the maximum of 2,000,000 Shares are sold by us and including the issuance of the 620,000 Shares to the Selling Shareholders, our book value per Share, after the offering, will be $0.33 per Share (($0.06) per Share if the minimum of 100,000 Shares are sold by us). The reason for the discrepancy between our net tangible book value per Share before this offering and the per Share offering price is because the offering price for our Shares has been arbitrarily determined by our board of directors and is being sold on the basis of our future earnings potential.

Our Shares may be thinly traded or its price volatile, which might make it difficult for investors to sell their Shares.

Because of the way we have chosen to establish a public market for our Shares, we may have significant difficulty in gaining recognition by market makers, analysts, and individual investors.

Because the Shares have not previously been traded in the public markets, and this offering is not underwritten by a broker/dealer with market making capability, we do not know if we will ever be successful in attracting or maintaining a large group of market makers for the Shares, or if a meaningful market for the Shares will ever be developed. Because we did not undertake an Initial Public Offering on a "firm commitment" basis, we do not have the support of an underwriter who could help us in gaining recognition with individual investors nor provide analysts to institute coverage of us. Both of these factors are important in establishing a liquid trading market for our Shares. The absence of any meaningful market in our Shares would adversely effect your ability to sell the Shares in the future. In addition, because we do not have an established public market, future sales of the Shares under this Prospectus or otherwise could lower the price of the Shares. See "Market for our Shares."

From time to time after this offering, there may be significant volatility in the market price for the Shares. There can be no assurance that the market price for the Shares will not decline below the initial offering price. The stock market has from time to time experienced significant price and volume fluctuations, which have particularly affected the market prices of securities of financial services companies, and which may be unrelated to the operating performance of particular companies. General market conditions, including changes in interest rates, could materially effect the market price of our Shares. Moreover, numerous other factors, such as government regulatory action, could have a significant impact on the future market price of our Shares. The market price of our Shares could also be subject to significant fluctuations in response to, and may be adversely effected by, variations in our quarterly operating results, changes in our earnings estimates, developments in the cash advance industry and general stock market conditions, as well as other factors. Any future shortfall in our revenues or earnings from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of our Shares in any given period. Our financial performance may in the future experience substantial fluctuations as a consequence of industry patterns, general economic conditions and other factors. There can be no assurance that such factors will not have a material and adverse effect on the market price of our Shares.

The large number of Shares eligible for future sale after this offering could cause a decline in the price of our Shares.

Future sales, or the availability for future sale, of a significant number of Shares could adversely effect the prevailing market price of the Shares. The Shares offered by us and the Selling Shareholders will be eligible for immediate sale in the public market without restriction, except for any Shares purchased by our "affiliates", as such term is defined in Rule 144 of the SEC. Of the remaining 10,000,000 Shares outstanding, all are held by our principal officers and founders. With the exception of Shares sold pursuant to this Offering, substantially all such Shares will be eligible for sale in the public market subject to compliance with certain volume limitations and other conditions of Rule 144 under the Securities Act. Following this offering, sales, or the availability for future sale, of a significant number of Shares not only would have the potential to cause a material decrease in the trading price of the

Shares but also could impair our future ability to raise capital at favorable prices or on favorable terms.

In addition, as of June 30, 2001 we had outstanding warrants to purchase 1,161,000 Shares at an exercise price of $0.8613 per Share. The warrant agreement covering the issuance of the warrants provides the holders with certain registration rights with respect to 1,161,000 Shares issuable upon the exercise of such warrants. By exercising their registration rights and causing a large number of Shares to be registered and sold in the public market, these holders may cause the price of our Shares to fall. In addition, any demand to include such Shares in a registration statement filed by us could have a material and adverse effect on our ability to raise needed capital. Such warrants expire six months after an IPO and have anti-dilution rights. See "Our Principal Shareholders." Further, 400,000 shares are reserved for issuance upon exercise of a warrant at $.75 per share.

Our current stockholders will benefit from this offering, and you will experience immediate dilution.

The initial public offering price of our Shares is substantially higher than the current tangible book value per Share of our outstanding Shares. Investors purchasing Shares from us and the Selling Shareholders will therefore incur immediate and substantial dilution in the tangible book value per share of their Shares, and existing shareholders will receive a material increase in the tangible book value per Share of their Shares. At an assumed initial public offering price of $2.50 per Share, investors purchasing Shares from us and the Selling Shareholders will incur immediate and substantial dilution of approximately $2.17 per Share in the tangible book value of our Shares from the price they pay for the Shares if 2,000,000 Shares are sold by us ($2.56 per Share if 100,000 Shares are sold by us). In addition, investors purchasing Shares from us and the Selling Shareholders will incur additional dilution to the extent outstanding warrants are exercised. See "Dilution."

We do not anticipate paying cash dividends in the foreseeable future. Certain of our credit agreements restrict us from paying cash dividends.

We currently anticipate that after completion of this offering all of our earnings will be retained for development and expansion of our business. We do not anticipate paying any cash dividends in the foreseeable future. In addition, certain of our credit agreements prohibit the payment of cash dividends without the lender's consent. See "Dividend Policy."


                           PRIOR S CORPORATION STATUS

Because we have been an S corporation for federal and certain state income tax purposes, our income has been allocated to our individual shareholders rather than to us. Our S corporation status will terminate upon the effective date of the Registration Statement and we will thereafter be taxed as a C corporation for federal and state income tax purposes. Prior to the termination of our S corporation status, we do not expect to declare a distribution to our shareholders. Our stockholders have agreed to indemnify us for any federal, state and other income taxes (including interest and penalties and other additions to tax) incurred by us for the period for which we reported our taxable income as an S corporation.

In addition, as a result of the termination of our S corporation status, we will record a non-recurring income tax benefit and a corresponding deferred income tax asset (the "Deferred Tax Asset"). The Deferred Tax Asset would have been approximately $140,000 if the termination of our S corporation status had occurred on June 30, 2001, but the actual amount will be adjusted based on the tax effect of differences in the bases in assets and liabilities for financial reporting and income tax purposes as of the date of the termination of our S corporation status.

                                 USE OF PROCEEDS

We will receive net proceeds of $4,850,000 in this offering if the maximum of 2,000,000 Shares are sold by us ($100,000 if the minimum of 100,000 Shares are sold by us) at an assumed initial offering price of $2.50 per Share, after deducting the estimated expenses of the offering of $150,000. This is a self-underwritten initial public offering of our Shares. We are offering the Shares through our officers and directors. No commissions or other compensation will be paid to our officers and directors in connection with this offering.

We currently intend to use the net proceeds for working capital and general corporate purposes, including the expansion of our electronic advance program. We may, if the opportunity arises, use a portion of the net proceeds to acquire or invest in complementary businesses, products or technologies. We may also use the net proceeds to obtain the right or license to use complementary technologies, and may enter into joint venture agreements or strategic relationships with other companies to expand or complement our business. Although we anticipate that we will evaluate possible acquisition candidates, we are not currently engaged in any discussions for any material acquisitions and have no agreements, plans or arrangements with respect to any acquisition or investment. Pending application of the net proceeds as described above, we intend to invest the net proceeds in short-term, interest-bearing, investment grade securities.

                                 DIVIDEND POLICY

We presently intend to use our available funds for the expansion of our business and therefore do not anticipate declaring or paying cash dividends in the foreseeable future. We have not paid any cash dividends in the past, other than payment of the prior S corporation dividends. See "Prior S Corporation Status." The payment of cash dividends, if any, in the future will depend upon our earnings, financial condition, capital requirements, cash flow, long range plans and such other factors as our board of directors may deem appropriate at that time. Additionally, the terms of certain of our credit agreements prohibit us, without the prior written consent of the lenders, from paying cash dividends.

                       DETERMINATION OF THE OFFERING PRICE

Prior to this offering, there has been no public market for our Shares. The offering price has been determined arbitrarily by our board of directors. As of June 30, 2001, we had a deficiency in assets of $870,000 (after deducting goodwill of $210,000) or ($0.09) per Share. If the maximum of 2,000,000 Shares are sold by us and assuming the issuance of the 620,000 Shares to certain Selling Shareholders, which are contingently issuable to them on the effective date of the Registration Statement relating to this Prospectus, our tangible book value per Share after the offering will be $0.33 per Share. If the minimum of 100,000

Shares are sold by us we would have a deficiency in our tangible book value per Share, after the offering of ($0.06) per Share.

The reason for the discrepancy between our net tangible book value per Share and the per Share offering price is because the offering price of the Shares has been arbitrarily determined by our board of directors and the Shares are being sold on the basis of our future earnings potential.

AFTER REVIEWING THE ABOVE, POTENTIAL INVESTORS SHOULD CONSIDER WHETHER OR NOT THE OFFERING PRICE FOR THE SHARES IS APPROPRIATE AT THE PRESENT STAGE OF OUR DEVELOPMENT.

We reserve the right to reject any subscription in full or in part, and to terminate the offering at any time.

No person, individual or group has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us or our officers or directors. This Prospectus is not an offer to sell, or a solicitation of an offer to buy, any Shares being offered by us or the Selling Shareholders to any person in any jurisdiction in which that offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale hereunder shall, under any circumstances, create any implication that the information in this Prospectus is correct as of any date later than the date of this Prospectus.

The Shares may only be offered, sold or traded in those states where the offering and/or Shares have been registered, or where there is an exemption from registration. Purchasers of the Shares, either in this offering or in any subsequent trading market which may develop, must be residents of states in which the Shares are registered or exempt from registration. Some of the exemptions are self-executing, where there are no notice or filing requirements, and compliance with the conditions of the exemption render the exemption applicable.

                                    DILUTION

As of June 30, 2001, we had 10,000,000 Shares outstanding and had a deficiency in our net tangible book value of approximately $870,000 (after deducting $210,000 in goodwill) or approximately ($0.09) per Share. The deficiency in net tangible book value per Share represents the amount of our total liabilities less our total tangible assets at June 30, 2001, divided by the number of Shares outstanding. Dilution in net tangible book value per Share represents the difference between the amount per Share paid by purchasers of our Shares in this offering and the net tangible book value of our Shares immediately afterwards. After giving effect to (i) the sale of the maximum of 2,000,000 Shares by us at the initial public offering price of $2.50 per Share, net of expenses of the offering of $150,000, (ii) the issuance of the 620,000 Shares to certain Selling Shareholders, which are contingently issuable to them upon the effective date of this Registration Statement, and (iii) recognition of deferred tax asset of $140,000 due to the change in our income tax status from an S corporation to a C corporation, our net tangible book value would approximate $4,120,000 or $0.33 per share. If the minimum of 100,000 Shares are sold by us, we would have a deficiency in our net tangible book value of approximately $631,000 or ($0.06) per Share. As a result, the pro forma net tangible book value of our Shares owned by shareholders immediately prior to this offering will be increased by approximately $0.42 per Share if 2,000,000 Shares are sold by us and will increase by $0.03 per Share if 100,000 Shares are sold by us, without any additional investment on their part. The purchasers of the Shares offered hereby will incur an immediate and substantial dilution of the pro forma net tangible book value of their Shares of approximately $2.17 per Share if 2,000,000 Shares are sold by us and $2.56 per Share if 100,000 Shares are sold by us. The following table illustrates this dilution.

If The Maximum Number of Shares are Sold by us
----------------------------------------------
Initial public offering price per Share.............................             $ 2.50
  Pro forma deficiency in assets per Share as of June 30, 2001......   $(0.09)
  Increase per Share attributable to new investors..................   $ 0.42

Pro forma net tangible book value per Share after the offering......             $ 0.33
                                                                                 ------
Dilution in net tangible book value per Share to new investors......             $ 2.17
                                                                                 ======

If The Minimum Number of Shares are Sold by us
----------------------------------------------
Initial public offering price per Share.............................             $ 2.50
  Pro forma deficiency in assets per Share as of June 30, 2001......   $(0.09)
  Increase per Share attributable to new investors..................   $ 0.03

Pro forma net tangible book value per Share after the offering......             $(0.06)
                                                                                 -------
Dilution in net tangible book value per Share to new investors......             $ 2.56
                                                                                 =======

The following table sets forth, as of June 30, 2001, assuming the issuance of the 620,000 Shares to certain Selling Shareholders, the differences between the number of Shares purchased from us, the total price paid and the average price per Share paid by existing shareholders and by new investors each at the initial offering price of $2.50 per Share, before deducting offering expenses payable by us.

                             Shares Purchased          Total Consideration
                             ----------------          -------------------      Average Price
                           Number     Percentage      Amount       Percentage     Per Share
                         ----------   ----------   -----------     ----------     ---------
Maximum
-------
Existing Investors       10,000,000       79.1%    $   679,000          12.0%      $  0.07
Selling Shareholders        620,000        4.9              --           0.0%           --
New Investors             2,000,000       16.0       5,000,000          88.0          2.50
                         ----------     ------     -----------     ---------
       Total             12,620,000      100.0%    $ 5,679,000         100.0%          .45
                         ==========     ======     ===========     =========
Minimum
-------
Existing Investors       10,000,000       93.3%    $   679,000          73.1%      $  0.07
Selling Shareholders        620,000        5.8              -0-           --            --
New Investors               100,000        0.9         250,000          26.9%         2.50
                         ----------                -----------     ---------
       Total             10,720,000      100.0%    $   929,000         100.0%          .09
                         ==========     ======     ===========     =========

                                 CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2001, as follows:

     o   on an actual basis;
     o on a pro forma basis, after giving effect to (i) the change in our income tax status from an S corporation to a C corporation and the corresponding recognition of a deferred tax asset of $140,000; (ii) the issuance of the 620,000 Shares to certain Selling Shareholders which are contingently issuable to them on the effective date of the Registration Statement to which this Prospectus relates and will result in a charge to operations of $1,550,000, based on the $2.50 offering price; (iii) the sale of the minimum (100,000) and maximum (2,000,000) number of Shares by us at an initial public offering price of $2.50 per Share; (iv) a charge to operations and a credit to stockholders equity for $75,000 associated with the value of options granted to an officer which became effective on the date of the Registration Statement; and
         (v) estimated expenses of $150,000.

This capitalization table should be read in conjunction with our audited consolidated financial statements and the notes to those statements, included elsewhere in this Prospectus.

                                                                June 30, 2001                    June 30, 2001
                                                           ----------------------           -----------------------
                                                                   Actual                          Proforma
                                                                                            Minimum         Maximum
                                                                            (in thousands)
Cash                                                                 394                        494           5,244
                                                                 =======                    =======         =======
Liabilities:
     Line of credit facilities                                   $ 1,602                      1,602           1,602
     Current installments of long-term debt                          529                        529             529
     Payables to related parties and officers                      1,758                      1,758           1,758
                                                                 -------                    -------         -------

     Total liabilities                                             3,889                      3,889           3,889
Stockholders' equity (deficit):
      Common Stock, $.01 par value; 50,000,000
         Shares authorized; 10,000,000 Shares issued
         at June 30, 2001; 10,720,000 Shares issued and
         outstanding if the minimum of 100,000 Shares
         are sold; 12,620,000 Shares issued and outstanding
         if the maximum of 2,000,000 Shares are sold (1)             100                        107             126
      Additional paid-in capital                                     579                      2,297           7,028
      Accumulated deficit                                         (1,340)                    (2,825)         (2,825)
                                                                 -------                    -------         -------
      Total stockholders' equity (deficit)                          (661)                      (421)          4,329
                                                                 -------                    -------         -------

      Total capitalization                                       $ 3,228                    $ 3,468         $ 8,218
                                                                 =======                    =======         =======

(1) Does not include 1,161,000 Shares reserved for issuance upon exercise of warrants, 400,000 shares reserved for issuance upon the exercise of a warrant and 25,000 Shares issuable to an officer upon the exercise of an option that is contingently issuable upon the effective date of the Registration Statement or within 90 days thereafter.

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following selected historical financial data set forth below, should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited financial statements and notes thereto included elsewhere in this Prospectus. The statement of operations data for each of the years ended December 31, 1999 and 2000 and the balance sheet data as of December 31, 2000, have been derived from our audited financial statements included elsewhere in this Prospectus, which have been audited by KPMG LLP, independent accountants. The statement of operations data for the six months ended June 30, 2000 and 2001 and the balance sheet data as of June 30, 2001, are derived from our unaudited financial statements which are included elsewhere in this Prospectus. Such unaudited financial statements reflect all adjustments (consisting of normal recurring accruals) which we consider necessary for a fair presentation of our financial position and results of operations. The historical results of operations are not necessarily indicative of the results to be expected in the future. Prior to this offering, we were an S corporation for income tax purposes. The pro forma income tax expense (benefit) described below represents the estimated taxes that would have been recorded by us had we been a C corporation for income tax purposes for each of the years ended December 31, 1999 and 2000 and for the six months ended June 30, 2000 and 2000.
See "Prior S Corporation Status."

                                                                                  Six Months Ended
                                                Year Ended December 31,               June 30,
                                              --------------------------          ----------------
                                                   1999          2000           2000           2001
                                                   ----          ----           ----           ----
                                                     (in thousands, except per share amounts)
                                                                                    (unaudited)
Statement of Operations Data:
Revenues:
  Fees and other income                       $     19,473   $     14,657    $      8,195    $      5,393
  Gain on sale of closed store assets                   --            223              --              68
  Other                                                 73            113              95              22
                                              -----------------------------------------------------------
                                                    19,546         14,993           8,290           5,483
Expenses:
  Provision for credit losses                        5,077          3,191           1,726             796
  Salaries and benefits                              6,486          5,835           3,299           1,903
  Other operating expenses                           6,072          5,484           3,217           2,090
  Net loss on dissolution of joint ventures             --            447             191              --
  Interest expense                                     884            952             470             339
  Other                                                 90            134              25              52
                                              -----------------------------------------------------------
                                                    18,609         16,043           8,928           5,180
                                              -----------------------------------------------------------

                 Net income (loss)                     937         (1,050)           (638)            303
  Pro forma income tax expense (benefit)               375           (420)           (255)            121
                                              -----------------------------------------------------------

                Pro forma net income (loss)   $        562   $       (630)   $       (383)   $        182
                                              ============   ============    ============    ============

  Pro forma net income (loss) per Share -
   basic and diluted                          $       0.06   $      (0.06)   $      (0.04)   $       0.02
                                              ============   ============    ============    ============

  Weighted average number of Shares and
    potential dilutive Shares outstanding       10,208,438     10,000,000      10,000,000      10,911,770
                                              ============   ============    ============    ============

                                                              December 31,         June
                                                                 2000            30, 2001
                                                                 ----            --------
                                                                     (in thousands)
                                                                                (unaudited)
Balance Sheet Data:
Cash                                                             $  570            $ 394
Amounts due from customers for advances, net                      2,953            2,586
Deficiency in working capital                                    (3,419)          (2,006)
Property and equipment, net                                       1,282            1,111
Receivable from related party                                     1,352              290
Total assets                                                      6,764            4,892
Line of credit facilities                                         2,706            1,602
Current installments of long-term debt
  and capital lease obligations                                   1,132              794
Accounts payable and other accrued liabilities                    1,495            1,134
Payables to related parties                                         263               91
Payables to officers                                              1,696            1,667
Capital lease obligations, excluding current installments           429              265
Total liabilities                                                 7,722            5,552
Total stockholders' deficit                                        (957)            (661)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the financial statements and notes thereto included elsewhere in this Prospectus. With the exception of historical information, this discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements for many reasons, including the risks described in "Risk Factors" and elsewhere in this Prospectus.

Overview

We provide specialty financial services by advancing cash to customers and obtaining an authorization to draft their personal checking account and agreeing to delay the draft until the contract is redeemed by them or until a short holding period has expired, which on average is 18 days. We target individuals who are currently employed and have an active checking account. To initiate a relationship with us, a customer is required to provide proof of income, proof of an active personal checking account, proof of residence and proper identification. Typically, we limit the amount of cash we advance up to $500 per transaction and prohibit a customer from having more than two (2) outstanding transactions with us. We generally do not make advances in amounts which exceed 33% of the customer's gross monthly income. In exchange for our service, we receive a fee ranging from approximately 15% to 30% of the amount of cash advanced to the customer. In addition, through a limited number of our branches we also provide check cashing services and advances that are secured by the borrower's car title. As of December 31, 2000, we had 61 stores in operation in nine states.

We were formed in December 1997. At that time, several pre-existing separately incorporated companies with common ownership were established as our subsidiaries. At the end of 1999 and 2000 we had 119 stores and 61 stores, respectively, in operation. Our historical financial statistics may not be indicative of our financial results in future periods. Our revenues and expenses are significantly effected by the number of stores we open or close in any quarterly period.

We have made a significant investment in electronic systems and funding methodologies. Beginning in March 2000, we established a centralized processing center that initiates and services "electronic" advances without the need for a storefront location. If the customer meets our flexible underwriting requirements, he is sent a contract by way of facsimile transmission. The customer signs the contract and returns it to us by facsimile. Once the customer qualifies for an advance, we send him an "Easy Money" debit card. The debit card is assigned a unique pin number and can be utilized at ATM machines in the United States. If the customer wants to conduct future transactions with us we are able to either fund their debit card instantaneously or electronically deposit funds into their personal checking account. With the implementation of our electronic advance program we can service a customer anywhere, so long as they have access to a fax machine and qualify for the advance. This innovation has allowed us to enter markets that have not previously been served and therefore, we have encountered little or no competition. The lack of competition has allowed us to aggressively price our services and strengthen underwriting guidelines. This has resulted in an increase in fee revenues, reduced overhead and increased profitability. As of June 30, 2001 a staff of approximately six people were servicing a portfolio of approximately $400,000 in advances (approximately 1,200 accounts).

Revenues. We recognize revenues on a level yield basis over the term of the advance. Our revenues are primarily derived from fees charged to customers for deferred presentation transactions. These fees range from approximately 15% to 30% of the amount of cash advanced to the customer. In California, and Tennessee we can charge up to 15% of the amount advanced, whereas in Nevada and New Mexico we are able to charge up to 23% of the amount advanced. Our ability to increase revenues depends on our ability to expand our electronic advance program, to increase the number of transactions in existing stores and the effect of legislation in the states in which we operate. The introduction of our electronic advance program and the higher profit margins associated therewith has resulted in a redirection of our capital resources from low profit margin store-front locations to this service. The success of our electronic advance program resulted in the closure of several of our stores in 2000 as noted below.

Provision for Credit Losses. Our allowance for credit losses is estimated and recorded based on our historical bad debt experience.

Other Operating Expenses. Other operating expenses consist of store occupancy costs, other store expenses and general and administrative expenses not directly attributable to store operations, including legal and professional expenses, depreciation and amortization, and occupancy costs, maintenance, utility and telephone charges related to the corporate office and, general advertising, travel and insurance. Store rent, including maintenance and utility charges constitutes the greatest portion of other operating expenses. Other store expenses consist of store-level advertising, depreciation and amortization, small equipment expense, travel and expenses in connection with the opening and closing of stores. Store opening costs are expensed as incurred.

Termination of S Corporation Status. As a result of the termination of our S corporation status, we will record a deferred tax asset. The amount of the deferred tax asset would have been approximately $140,000 if the termination of our S corporation status had occurred on June 30, 2001, but the actual amount will be adjusted based on the tax effect of differences in the bases in assets and liabilities for financial reporting and income tax purposes as of the date of the termination of S corporation status.

Results of Operations

The following table sets forth, for the periods indicated, the components of our statements of operations expressed as a percentage of revenues:

                                                                    Year Ended                 Six Months Ended
                                                                    December 31,                   June 30,
                                                            ---------------------------     ----------------------
                                                               1999             2000           2000         2001
                                                               ----             ----           ----         ----
Revenues                                                        100.0%           100.0%         100.0%      100.0%
                                                            ==========      ===========     ==========  ==========
Expenses:
  Provision for credit losses                                   25.97%          21.28%         20.82%       14.51%
  Salaries and benefits                                         33.18%          38.92%         39.80%       34.70%
  Other operating expenses                                      31.07%          36.58%         38.81%       38.12%
  Net loss on dissolution of joint ventures                        --            2.98%          2.30%          --
  Interest expense                                               4.52%           6.35%          5.67%        6.19%
  Other                                                          0.46%           0.89%          0.30%        0.95%
                                                            -----------------------------------------------------------
                                                                95.20%         107.00%        107.70%       94.47%
                                                            -----------------------------------------------------------
             Net Income (loss)                                   4.80%          (7.00%)        (7.70%)       5.53%
Pro forma Income tax expense (benefit)                           1.92%          (2.80%)        (3.08%)       2.21%
                                                            -----------------------------------------------------------

             Pro forma net income (loss)                         2.88%          (4.20%)        (4.62%)       3.32%
                                                            ==========      ===========     ==========  ==========

Six Months Ended June 30, 2000 Compared to Six Months Ended June 30, 2001

Revenues: Revenues decreased $2,807,000 or 33.9% from $8,290,000 for the six months ended June 30, 2000 to $5,483,000 for the six months ended June 30, 2001. The decrease was primarily due to store closings in the later part of 2000. The number of our stores decreased from 100 at June 30, 2000 to 58 at June 30, 2001. Average store revenues for the six months ended June 30, 2000 and June 30, 2001 were $82,000 and $94,000, respectively. This increase in per store revenues indicates our commitment to expanding and maintaining our existing stores, redirection of capital into our profitable operations and continued expansion of our electronic advance program.

Provision for Credit Losses: For the six months ended June 30, 2000 our provision for credit losses amounted to $1,726,000 (20.8% of revenues) compared $796,000 (14.5% of revenues) for the six months ended June 30, 2001. The decrease is due to stronger underwriting guidelines and increased reliance on our computerized systems to improve collection on customer accounts.

Salaries and Benefits: Salaries and benefits decreased $1,396,590 for the six months ended June 30, 2001 as compared to June 30, 2000. Salaries and benefits amounted to $3,299,000 (39.8% of revenues) for the period ending June 30, 2000 and $1,903,000 (37.7% of revenues) for the period ending June 30, 2001.

Other Operating Expenses: Other operating expenses decreased by $1,127,000 to $2,090,000 for the six months ended June 30, 2001, compared to $3,217,000 for the six months ended June 30, 2000. The decrease was primarily due to the store closings in the later part of 2000.

Net Loss on Dissolution of Joint Ventures: During late 1999 and early 2000, we contributed certain assets and liabilities to form two retail financial services joint ventures with an unrelated party. In the 1st Quarter in 2000, by mutual agreement, the joint ventures were dissolved and the remaining net assets of the joint ventures were distributed back to us and the other party. In the first 6 months in 2000, we recorded a writedown of the assets of approximately $190,000 on the dissolution of the joint ventures. In addition, we recorded an additional $257,000 loss during the last 6 months of 2000, based on the uncertainty of our ability to collect on these assets. We currently have pending litigation against the other party in the joint ventures that could result in the recovery of some or all of these losses.

Interest Expense: Interest expense decreased $131,000, or 27.9%, during the six months ended June 30, 2001, as compared to the six months ended June 30, 2000. The decrease was primarily a result of decreased borrowings under our line of credit facilities.

Pro Forma Net income (Loss): We had a net loss of $638,000 for the six months ended June 30, 2000, compared to net income of $303,000 for the six months ended June 30, 2001. After a pro forma income tax expense (benefit) of ($255,000) and $121,000 in 2000 and 2001, respectively, we had a pro forma net loss of $382,000 for the six months ended June 30, 2000, compared to pro forma net income of $182,000 for the six months ended June 30, 2001. The increase in pro forma net income is a result of our continued expansion in profitable markets, the growth of our electronic advance program and ongoing efforts to reduce our operational overhead. The pro forma income tax expense (benefit) for the six months ended June 30, 2000 and 2001, represents the estimated taxes that would have been recorded by us had we been a C corporation for income tax purposes for each period. See "Prior S Corporation Status."

Year Ended December 31, 1999 Compared to Year Ended December 31, 2000

Revenues: Revenues decreased $4,553,000 or 23.3% from $19,546,000 in 1999 to $14,992,000 in 2000. The decrease was primarily due to the closing of unprofitable stores or stores in undesirable locations in 2000. The number of our stores decreased from 119 at December 31, 1999 to 61 at December 31, 2000. The decrease of 58 stores, or 48.7% was mostly in low volume or low profit margin locations. Average revenues per store for the year ended December 31, 1999 and December 31, 2000 were $164,000 and $243,000, respectively.

Provision for Credit Losses: For the year ended December 31, 1999 our provision for credit losses amounted to $5,077,000 (26.0% of revenues) compared to

$3,190,000 (21.3% of revenues) for the year ended December 31, 2000. The decrease was the result of a decrease in the volume of our transactions and a reengineering of our collections systems to take advantage of technological and software improvements within our industry.

Salaries and Benefits: Salaries and benefits decreased $651,000 for the period ended December 31, 2000 as compared to December 31, 1999. Salaries and benefits amount to $6,486,000 (33.2% of revenues) for the period ended December 31, 1999 and $5,835,000 (38.9% of revenues) for the period ended December 31, 2000. Although the amount of salaries and benefits decreased by $651,000 in 2000, due to store closings and the necessity to maintain personnel during transition periods without corresponding revenues, salaries increased as a percentage of revenue.

Other Operating Expenses: Other operating expenses decreased by $588,000 to $5,484,000 during the year ended December 31, 2000, compared to $6,072,000 for the year ended December 31, 1999. The decrease was primarily due to the closing of the 58 stores in 2000.

Net Loss on Dissolution of Joint Ventures: During late 1999 and early 2000, we contributed certain assets and liabilities to form two retail financial services joint ventures with an unrelated party. In the 1st Quarter in 2000, by mutual agreement, the joint ventures were dissolved and the remaining net assets of the joint ventures were distributed back to us and the other party. In the first 6 months in 2000, we recorded a writedown of the assets of approximately $190,000 on the dissolution of the joint ventures. In addition, we recorded an additional $257,000 loss during the last 6 months of 2000, based on the uncertainty of our ability to collect on these assets. We currently have pending litigation against the other party in the joint ventures that could result in the recovery of some or all of these losses.

Interest Expense: Interest expense increased $68,000, or 7.7%, during the year ended December 31, 2000 as compared to 1999. This increase was primarily a result of increased borrowings under our line of credit facilities.

Pro Forma Net Income (Loss): We had net income of $937,000 for the year ended December 31, 1999, compared to a net loss of $1,050,000 for the year ended December 31, 2000. After a pro forma income tax expense (benefit) of $375,000 and ($420,000) in 1999 and 2000, respectively, we had pro forma net income of $562,000 in 1999, compared to a pro forma net loss of $630,000 in 2000. The reduction in income from 1999 to 2000 was primarily due to losses from closed stores, the loss on the dissolution of joint ventures and higher overhead associated with low profit margin and unprofitable operations. The pro forma income tax expense (benefit) in 1999 and 2000 represents the estimated taxes that would have been recorded by us had we been a C corporation for income tax purposes for each year. See "Prior S Corporation Status."

Liquidity, Capital Resources and Financial Condition

Our uses of cash are to fund amounts due from customers; operating costs such as payroll, occupancy, general and administrative expenses; and investments in capital equipment primarily for advancing our system capabilities. Our sources of cash are from funds generated by our operations and borrowings from financial institutions.

Cash Flows from Operating Activities: During the six month period ending June 30, 2000 net cash provided by operating activities was $1,797,000. For the six-month period ending June 30, 2001 we had net cash provided by operating activities of $422,000. This decrease in net cash provided by operating activities was due to significant reduction in our accounts payable during 2001 and increased cash needs to fund our electronic loan business.

Cash Flows from Investing Activities: During the six month period ending June 30, 2000 we had net cash used by investing activities of $6,000 versus net cash used of $2,700 during the six month period ending June 30, 2001. There was no significant difference between the two periods.

Cash Flows from Financing Activities: During the six-month period ending June 30, 2000 we had net cash used in financing activities of $1,712,000. During the six-month period ending June 30, 2001 we had net cash used from financing activities of $596,000. These reductions of cash flow from financing activities represent a focused effort to substantially reduce third party and related party debt obligations.

Pursuant to a financing agreement, we maintain a line of credit facility with a commercial bank that permits us to borrow up to $2,300,000 at June 30, 2001. Borrowings under the line of credit bear interest at the greater of 17% or at a base rate (as specified by the lender), plus 10%, payable monthly. The rate charged on the line of credit at June 30, 2001 was 17%. Borrowings under the line of credit are collateralized by a security interest in amounts due from customers for advances, net, property and equipment and general intangibles. The financing agreement, among other things, requires the consent of the lender for mergers, consolidations and acquisitions, restricts changes in the nature of our business, restricts stock holder distributions to amounts related to state and federal income taxes owed by them and restricts repayment of principal on the loans made to us by David Greenberg and Tami Van Gorder. See "Certain Relationships and Related Transactions." Outstanding borrowings under the line of credit as of June 30, 2001, amounted to $1,211,000.

We also have a second financing agreement with a commercial bank where we can borrow up to $400,000 under a line of credit facility. Borrowings under the line of credit bear interest at 2.125% above the prime rate as published in The Wall Street Journal, payable monthly. The interest rate on the line of credit at June 30, 2001 was 12.0%. Borrowings under the line of credit are collateralized by a mortgage, deposit account, securities and commercial guarantees from our officers and investors. Outstanding borrowings under the line of credit amounted to $391,000 as of June 30, 2001.

We believe that the proceeds from the sale of the Shares by us, funds from operations, and funds available under our existing credit agreements will be sufficient to meet our anticipated needs for working capital and customer growth for the next 12 months. Our working capital and customer growth plans beyond the next 12 months may require additional debt and/or equity financing. The estimate of the time that our funding sources will be sufficient to meet our current needs is a forward looking statement that is subject to risks and uncertainties. Actual results and working capital needs may differ materially from our estimates.

Operating Trends

Our business is seasonal to the extent of the impact of refunds received by our customers. Advances by us have historically had a low demand during the first quarter of the calendar year due to tax refunds being received across the nation. The highest demand for our advances occurs during the forth quarter of the calendar year due to the holiday season and the demand for funds for shopping and other holiday costs.

Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 142 will require that goodwill no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. We are required to adopt the provisions of Statement 141 immediately, and Statement 142 effective January 1, 2002. Furthermore, any goodwill that is acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of Statement 142. The adoption of Statement 141 did not have a material effect on our operating results or financial condition. We are currently assessing the impact of Statement 142 on our operating results and financial condition.

In June 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We are required to adopt the provisions of Statement No. 143 effective January 1, 2003. The adoption of Statement 143 is not expected to have a material effect on our operating results or financial condition.

On October 3, 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. We are required to adopt the provisions of Statement No. 144 effective January 1, 2002. The adoption of Statement 144 is not expected to have a material effect on our operating results or financial condition.

                           FORWARD LOOKING STATEMENTS

THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS. WE HAVE IDENTIFIED FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS USING WORDS SUCH AS "BELIEVES," "INTENDS," "EXPECTS," "MAY," "WILL," "SHOULD," "PLAN," "PROJECTED," "CONTEMPLATES," "ANTICIPATES," OR SIMILAR STATEMENTS. THESE STATEMENTS ARE BASED ON OUR BELIEFS, AS WELL AS ASSUMPTIONS WE MADE USING INFORMATION CURRENTLY AVAILABLE TO US. BECAUSE THESE STATEMENTS REFLECT OUR CURRENT VIEWS CONCERNING FUTURE EVENTS, THESE STATEMENTS INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. ACTUAL FUTURE RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. SOME, BUT NOT ALL, OF THE FACTORS THAT MAY CAUSE THESE DIFFERENCES INCLUDE THOSE DISCUSSED IN THE RISK FACTORS SECTION BEGINNING ON PAGE 10 OF THIS PROSPECTUS. YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH APPLY ONLY AS OF THE DATE OF THIS PROSPECTUS.

                                    BUSINESS

The Company

We are a specialty financial services company that advances cash to individuals by obtaining an authorization to draft their personal checking account and agreeing to delay the draft until the contract is redeemed by them or until a short holding period has expired which, on average, is 18 days. We target customers who are currently employed and have an active checking account. To initiate a relationship, a customer is required to provide us with proof of income, proof of an active personal checking account, proof of residence and proper identification. Typically, we limit the amount of cash advanced to customers up to $500 per transaction and prohibit a customer from having more than two (2) outstanding transactions with us. We generally do not make advances in amounts which exceed 33% of the gross monthly income of the customer. In exchange for our services, we receive a fee ranging from approximately 15% to 30% of the amount of cash advanced to the customers. For example, if a customer borrows $100 in a 15% state, the customer would pay a fee of $15. We also provide our customers with other financial products through a limited number of our stores.

We were incorporated in Virginia on December 8, 1997. At December 31, 1999 and 2000 and at June 30, 2001, respectively, we had 119 stores, 61 stores and 58 stores in operation, not including our electronic advance program. In 2000 we started to curtail our operations in certain markets and closed 58 of our under performing stores. We closed 3 stores in California, 11 stores in Colorado, 7 stores in Indiana, 19 stores in Kentucky, 11 stores in Louisiana, 4 stores in New Mexico, and 3 stores in Tennessee. During the six months ended June 30, 2001 we closed an additional 3 stores (2 stores in Louisiana and 1 store in Texas). Since June 30, 2001, we have closed an additional 6 stores.

Although we have closed a number of our stores during the past 18 months, we intend to grow our business by (i) further developing and marketing our electronic advance program in areas that meet our customers' demographics; (ii) expanding and developing our internet presence to broaden our geographic diversity and reduce overhead; (iii) opening new stores and acquiring existing stores in strategic locations; and (iv) aggressively marketing our services in those areas where we are currently operating store/branch locations to increase our market share.

For the year ended December 31, 1999, our revenues amounted to $19,546,000 million. Because of the store closings mentioned above and other factors, our revenues declined to $14,993,000 during the year ended December 31, 2000. For the six months ended June 30, 2001 our revenues amounted to $5,483,000 compared to $8,290,000 for the six months ended June 30, 2000. Average store revenues from stores open for at least 12 months at the beginning of 1999 and 2000, was approximately $181,000 (96 stores) and approximately $195,000 (55 stores). During the year ended December 31, 2000, we completed approximately 305,000 transactions attributable to approximately 33,000 customers. As of December 31, 2000 and June 30, 2001, we had approximately 12,000 and 10,500 outstanding advances with a gross amount due from customers of $3,400,000 and $3,000,000, respectively.

Our Services

Historically, individuals have satisfied their short-term cash needs by choosing from among the following alternatives:

     o   charge cards, credit cards, home equity loans and bank lines of credit;
     o unsecured loans from banks and finance companies; o loans from friends and family members;
     o   payroll advances;
     o   title pawn loans or pawn shop transactions;
     o   sales of personal assets; or
     o   overdrawing their personal bank accounts.

We believe these traditional financing alternatives have not adequately satisfied the needs of many individuals. Accordingly, specialty financial services businesses have developed in response to various shortcomings and disadvantages of these financing alternatives. Specifically, we believe these financing methods are unattractive because many consumers:

     o dislike the complexity, inconvenience, or lead time associated with such alternatives;
     o do not want to borrow the minimum amount required or dislike the repayment or other terms;
     o   are ineligible by virtue of their credit rating or other criteria;
     o are unwilling or unable to pay the high costs of NSF and overdraft fees charged by banks and merchants; or
     o fear the personal embarrassment that may result from the denial of credit or from approaching friends and family members for money.

Unlike these traditional financing alternatives, we provide our customers with a simple, convenient, confidential means of quickly obtaining small amounts of short-term cash, for a single up-front fee with the payment due date generally coinciding with their next paycheck. Our service is distinct from the services provided by traditional check cashing companies. Traditional check cashers provide a diverse range of consumer financial products and services primarily consisting of third-party check cashing, money orders, money transfers, consumer loans, insurance and bill payments, vehicle registrations and in some cases serve as distribution centers for public assistance benefits and food stamps under government contracts. In contrast, we provide advances only to those customers who can demonstrate that they are employed, work or reside in the area where the store is located and have an active personal checking account. We believe that our customers prefer the option of redeeming their checks and paying the one-time fee charged by us as opposed to the ongoing finance charges associated with other alternatives. Moreover, because we generally do not require our customers to provide tangible collateral for their advances or to satisfy traditional credit criteria, we believe that our financing alternative eliminates the consumer's fear of credit denial. We further believe that a primary reason for the growth in our business is the high cost of NSF checks assessed by both banks and merchants as well as the convenience and accessibility of our product as compared to traditional finance companies.

Industry Background

Our industry in the United States has recently become an established industry, with the highest concentration of check cashing stores located in the Southeast and Southwest. We estimate that there are approximately 7,000 check cashing locations throughout the United States. Check cashing operations are governed primarily by state laws, and accordingly, states that maintain check cashing/loan laws most conducive to profitable operations have historically seen the greatest increase in check cashing stores. Some states have enacted formal check cashing/loan laws which regulate the amount of fees that operators may charge for cashing checks, and in some cases states have regulated the amount of service charges that may be charged on small consumer advances, commonly referred to as "payday advances". We believe that at least half of the check cashing locations in the United States are owned by individuals operating between one to ten locations. Further, we believe that the highly fragmented nature of the industry is due to, among other factors, the lack of qualified management personnel, the difficulty of developing adequate financial controls and reporting systems, and the lack of financial resources.

In recent years, pursuant to trade group information, several check cashing operators have begun to develop multi-unit chains through acquisitions and new store openings. While there is limited public information available, we believe that there are 10 check cashing companies operating over 100 stores. The remaining check cashing companies operate under 50 stores, with the majority of companies operating fewer than 10 stores. Accordingly, we believe that the industry is in the early stages of consolidation.

We believe the deregulation of the banking and savings and loan industry has increased the role played by check cashing stores in providing basic financial transaction services to low and middle income consumers. At the same time, competition, regulatory scrutiny and complexity are contributing to consolidation within the industry. Our strategy is to position ourselves to benefit from industry consolidation and the competitive advantages available to large operators of specialty retail financial services.

Growth Strategy

We intend to grow our business through the implementation of the following strategies:

     o Expand Electronic Advance Program. We plan to aggressively market and develop our electronic advance program through a variety of different marketing campaigns. First we are sending all of our past and present customers a debit card. The debit card is branded with the "Easy Money" name and contact information and enables our customers to obtain funds anywhere in the world. A customer is introduced to our electronic advance program through direct mailings and informed of the benefits of using the "Easy Money" debit card. Our electronic advance program enables us to initiate and service an advance for a customer without the customer having to go to a branch location. The customer can initiate an advance request from his home or from work and immediately receive the proceeds through an ATM machine or by making a withdrawal from his personal account. Our electronic advance program began in March 2000. As of June 30, 2001 we had approximately $400,000 in outstanding advances under the program.

     o Develop and Expand our Internet Presence. We have built and developed an Internet platform that will allow customers to apply for advances through our web site. We are also developing an interface of our website with our home office systems so customers will have the ability to service all aspects of their advances through the Internet at any time. We have marketed our product on the Internet and have generated substantial interest in the service and have conducted a substantial number of transactions utilizing this medium.

     o Expand in Existing Markets and Enter New Markets. We seek to identify stores in existing markets, to build upon our brand reputation and to achieve economies of scale. We only enter a new market where there are favorable consumer finance laws, widespread demand for our services, concentrated populations and agreeable demographics. We attempt to develop new markets in a progressive "clustered" fashion, initially opening a sufficient number of stores in a given area to maximize the effectiveness and efficiency of store opening costs, recruiting and training costs and advertising and promotional efforts. We believe the convenience of a store's location is extremely important to our customers and most of them reside within a five-mile radius of the store they visit. Our stores are typically located in middle-income neighborhoods in high traffic shopping centers or strip malls. Following entry into a new market, we open additional stores within the area to further develop the cluster and to capture greater market share.

     o Emphasize High Standards of Customer Service. Fast, personalized service is critical to our ability to generate repeat and referral business. We emphasizes courteous service and encourage our employees to develop good relationships with their customers. We believe that our service-oriented strategy has been successful in generating repeat customers or referrals from existing customers. Our emphasis on customer service also reinforces our credibility, builds customer loyalty and minimizes customer complaints. For the year ended December 31, 2000 and the six months ended June 30, 2001, approximately 85% and 90%, respectively, of our transactions were with repeat customers. We believe that our success in attracting repeat customers is due to the professional manner in which our employees approach each transaction.

     o Increase Same Store Revenues. We believe that there is additional growth potential in most of our existing markets through advertising and promotional campaigns and through the development of new consumer finance products. We continue to seek additional financial products which provide financing alternatives for our customer base. In adding new products, we focus on structuring products which provide attractive higher risk-adjusted returns. In five of our stores in Louisiana we offer traditional check cashing services and in each of our stores in Nevada and New Mexico we offer Title Advances. By adding new products we believe we can leverage our existing customer base, our systems and our strong customer relations to expand our portfolio of earning assets. In addition, in a number of our stores we offer tax preparation services, cellular and home phone services, prepaid healthcare plans and a variety of other products and services.

     o Develop Brand Awareness. We seek to establish brand name awareness of our stores and services in order to establish a long-term franchise value. We use aggressive advertising campaigns to promote our business in the markets we service. We also believe that providing fast, personalized and courteous service in a clean and professional environment promotes our image and leads to customer referrals.

Our Stores

We currently operate 52 stores in the following states: California (1 store), Kansas (1 store), Louisiana (34 stores), New Mexico (9 stores), Nevada (5 stores), Tennessee (1 store) and Utah (1 store). As of June 30, 2001, we had 58 stores in operation, not including our electronic advance program. The following table provides a breakdown of (i) the number of stores located in each state at the end of the period indicated, and (ii) the percent of revenues attributable to stores in such states, for each of the periods:

                                                                                                        Six Months
                                             Year Ended                    Year Ended                     Ended
                                  # of      December 31         # of       December 31      # of         June 30,
  Location                       Stores          1999          Stores          2000        Stores           2001
 ---------                       ------          ----          ------          ----        ------           ----
California                          5            7.02%            2             3.71%          2            2.58%
Colorado                           11            3.85%           --               --          --              --
Indiana                             8            2.99%            1             2.48%          1            1.06%
Kansas                              1            0.83%            1             1.09%          1            1.16%
Kentucky                           19           16.40%           --            15.14%         --              --
Louisiana                          47           40.00%           36            52.91%         34           59.53%
Nevada                              5            8.83%            5             6.03%          5            7.01%
New Mexico                         13           10.38%            9            11.03%          9           16.98%
Tennessee                           4            3.58%            1             3.57%          1            3.00%
Texas                               5            5.39%            5             3.32%          4            7.74%
Utah                                1            0.73%            1             0.72%          1            0.94%
                               ----------------------------------------------------------------------------------------

                                  119          100.00%           61           100.00%         58          100.00%
                                  ===          =======           ==           =======         ==          =======

Our stores are generally between 1,200-2,000 square feet, consisting of a waiting area, service counter and a small office. The stores are well lighted and decorated to provide a professional and comfortable atmosphere. We believe that most of our customers reside or work within a five-mile radius of the store they visit and that the convenience of a store's location is extremely important to consumers. As a result, our stores are within three miles of the market area we serve. Our stores are typically located in shopping centers or strip malls which usually contain a supermarket or major discount retail store, and other compatible tenants such as auto parts retailers, drugstores, convenience stores and fast food outlets. The surrounding area is typically populated with a high concentration of middle-income families.

Organizational Structure and Procedures

Our stores are organized into districts. From 4 to 8 store managers report to each district manager who reside in the areas they supervise. District managers are experienced store managers and report directly to Michael Wright, Chief Operating Officer. Each store is typically staffed with a manager and either an assistant manager or a store clerk. Store managers are responsible for customer relations, development of new accounts, cash entries, collections, staffing and training. Personnel at our corporate offices direct and coordinate planning and controls, advertising and marketing and personnel matters. Operations personnel at our corporate offices evaluate the performance of each store using on-site reviews and daily reports on operations.

All of our employees receive written procedures and policies covering all aspects of store-level operations. These policies and procedures have been established to minimize the operating risks inherent in our cash advance business and to maintain uniformity in operations on a national basis. We are also committed to providing our employees with formal, supervised training. Store managers and other store personnel must complete formal training programs. Training of new hires is generally conducted at the largest office in each district by trained personnel from the corporate office. Store employees (other than store managers) typically receive 2 to 3 days of initial orientation followed by 4 to 6 week(s) of supervised on-the-job training. Store managers are trained at one of our stores for approximately 16 to 20 weeks prior to assignment to their store. After such assignment, new store managers are closely monitored for two to three months. A key objective of our training programs is to teach new store employees how to identify risks associated with providing advances to customers and the steps that can be taken to reduce these risks.

We have structured compensation arrangements to provide district and store managers with incentives to increase store revenue and profits. Store managers receive a monthly commission based on their store's performance as measured by:
(i) growth in the number of advances, (ii) delinquency rates and (iii)operating income. District managers receive commissions based on the performance of the group of stores for which they are responsible.

At the end of each business day store cash is deposited in a local bank and reconciled against the transactions reported by each store. In addition, district managers perform periodic internal audits. We also employ two full-time auditors who perform cash audits on a random basis. We have also implemented various programs and systems (including alarms and security cameras) to reduce the risk of third party theft and to provide security for our facilities and employees. We also maintain insurance coverage against theft.

Marketing

We market our services primarily through radio, television, print, yellow pages, direct-mail and billboard advertising and through our customer referral program. For the year ended December 31, 2000, we believe that approximately 5% of our new business came from customer referrals, 5% from direct location signage, 5% from radio advertising, 2% from television advertising, 58% from yellow page advertising and 10% from direct mail advertising. Our television, radio and direct-mail advertising explains how to use our services and emphasizes our quality of service, convenience and competitive rates. We provide a credit of up to $10.00 towards the fee on the referring customer's next transaction in exchange for successfully referring a new customer to us.

The Customer Transaction

We believe that our core customer group is comprised primarily of individuals whose average age is approximately 35 and who rent their house or apartment and hold a wide variety of jobs in the service sector or are clerical workers, craftsmen, or laborers. These individuals tend to change residences more often than average, have annual family incomes under $35,000, often pay their bills with money orders, and prefer the availability of immediate cash provided by our stores.

A typical new transaction begins when a customer needs short-term cash and visits one of our stores. The customer is required to provide us with the following items: (i) a valid driver's license or other acceptable form of identification, (ii) a copy of their most recent bank statement which must reflect that the customer has a local active checking account, and (iii) a recent payroll stub or other acceptable proof of income which could include social security payments, alimony, child support payments or other sources of income. In addition, each customer must satisfy two of the following three criteria: reside, work or bank locally. The customer also completes an information statement, which requires certain demographic, employment and other information including home and business addresses and telephone numbers. Our store employee then completes a customer approval checklist to ensure that we have not overlooked any step in the approval process or obtained the required information for approval. Following this approval process, a customer file is created and a computer-generated account number is assigned.

The store employee then explains the terms of the transaction to the customer and has the customer sign a disclosure agreement for the advance. The disclosure agreement, which is a standard form developed by us, is generated by our computerized system and is customized to comply with state regulatory requirements. The system requires each portion of the disclosure agreement to be completed. The disclosure agreement provides for the customer to deliver an electronic draft agreement to us, with the face amount generally equal to the sum of (i) the cash advanced and (ii) a prescribed fee, calculated according to guidelines established by us for each state in which we operate. The amount of cash advanced to the customer generally may not exceed 33% of the customer's gross monthly income. In exchange for the draft agreement, we advance cash to the customer and agree to hold the draft agreement until it is redeemed by the customer or until a short holding period has expired. The holding period, on average, extends from the date the advance is issued to the date of the customer's next paycheck, but generally does not exceed 18 days.

After we establish a relationship with a customer, the procedures for a subsequent transaction are less burdensome. Repeat customers do not need to be re-approved and are only required to give us a draft and execute a new disclosure agreement. Our computerized information system requires store employees to verify and update the information contained in a customer's file every six months before doing business with that customer again.

Electronic Advance Program

We have made a significant investment in electronic systems and funding methodologies. Beginning in March 2000, we established a centralized processing center that initiates and services "electronic" advances without the need for a storefront location. We are using a number of advertising campaigns to market our electronic advance program and attract customers in targeted geographical areas. We have established a toll-free number for customers to call to qualify for short-term advances. If a customer meets our flexible underwriting requirements, a contract is sent by way of facsimile transmission. The customer signs the contract and returns it to us by facsimile. Once the customer qualifies for an advance, we send an "Easy Money" debit card or if the customer elects, we can deposit the advance directly into a personal checking account. The debit card is assigned a unique pin number and can be utilized at ATM machines in the United States. If the customer wants to conduct future transactions with us we are able to either fund their debit card instantaneously or electronically deposit funds into their personal checking account. Currently most customers desiring an advance would have to live in a large populated area that can support the overhead of a retail storefront. With the implementation of our electronic advance program we can service a customer anywhere, so long as they have access to a fax machine and qualify for the advance. This innovation has allowed us to enter markets that have not previously been served and therefore, we have encountered little or no competition. The lack of competition has allowed us to aggressively price our services and strengthen underwriting guidelines. This has resulted in an increase in fee revenues, reduced overhead and increased profitability. Our electronic systems and funding methodologies provides our customers with a number of benefits including, the ability to obtain advances from us from anywhere and at anytime and the ability to utilize their debit cards for telephone calls, internet shopping and purchases at retail stores. The debit card also establishes customer loyalty.

Our electronic system digitally scans and stores all contract information as image files and assigns a unique identification number to a contract that coincides with the customers' account number. Once a signed contract and disclosure is returned to us, we immediately fund the customer according to his preference. Approximately 3 to 4 days prior to the payment date of an advance, a courtesy call is made to the customer to determine if the customer wants to extend the payment date or pay it off. An electronic debit will deduct either the extension fee or the full amount of the advance from the customer's bank account.

As of June 30, 2001 a staff of six people were servicing a portfolio of approximately $400,000 in advances (approximately 1,200 accounts). The combination of reduced personnel, reduced overhead and the ability to penetrate markets otherwise unserviceable by costly retail stores has been successful on a financial and operational basis. We are pleased with the systems and operations of our electronic advance program and intend to commit additional resources in the future.

Servicing and Collections

We emphasize a professional collection approach that is designed to maintain a positive public image. We have established a coordinated servicing effort between our individual stores and our home office, which controls the servicing of advances and enhances internal controls over customer agreements. Two days prior to the expiration of the holding period (the "pickup date"), if the customer has not redeemed the agreement, we place a courtesy call to the customer as a reminder that the outstanding agreement will become due shortly. If the customer fails to redeem the agreement on the pickup date, we place another call to the customer as a notification that the advance is due.

Four days after the "pick-up" date, the customer's bank account is electronically drafted to close out the transaction. If the draft is returned due to non sufficient funds, the advance is charged off as a bad debt and one of our store employees begins collection efforts. A store employee telephones the customer daily as a reminder of the payment obligation and are instructed to politely encourage the customer to redeem the advance. Outstanding advances are serviced at the store level for thirty days. During this time, phone calls are supplemented by a series of letters designed to inform the customer about the ramifications of default. After sixty days, unpaid advances are turned over to an outside collection agency for servicing. Once an advance has been charged off, the customer's account is removed permanently from the store's eligible customer list. Every store is provided with the identity of customers whose advances have been charged off.

We incurred bad debt expense of $5,077,000 for the year ended December 31, 1999 (26.0% of revenues), $3,190,000 for the year ended December 31, 2000 (21.3% of revenues) and $796,000 for the six months ended June 30, 2001 (14.5% of revenues). Charge-offs, net of recoveries, were approximately $5,107,000, $3,307,000 and $800,000, respectively, for the years ended December 31, 1999 and 2000 and for the six months ended June 30, 2001.




Management Information Systems

We use our management information systems and internal reporting processes to monitor the daily operations of each store and to gather key daily, weekly, monthly and year-to-date operational statistics. These systems have enabled us to maintain a high degree of control over revenues, expenses and customer transactions. We believe that the following reporting procedures that have been implemented provide us with a significant competitive advantage over small local cash advance providers.

At the end of each business day, each store manager delivers to his district manager (i) a report summarizing the store's transactions for the day, the amount of outstanding advances and current cash position, and (ii) a past-due report detailing the status of each past-due account and collection efforts that have been made. In addition, each store manager faxes copies of any deposit slips to the corporate office. On a weekly basis, store managers send their district managers an outstanding advance summary, employee time sheets and a past-due summary report. On a monthly basis, store managers send their district managers all expense reports and copies of all correspondence with customers.

Each of our stores has a computer to record transactions. Store employees create an account for each customer and record each transaction that is made as well as each collection action that is taken. We use a real-time centralized computer system to verify the written reports regularly delivered by the store managers. In addition, these records are used by our internal auditors who regularly conduct audits at each store.

Competition

The cash advance industry is highly fragmented and highly competitive, and there is significant competition within each of the markets in which we operate. We believe that competition is primarily based on store location, convenience and customer service. Most of our competitors are small, owner-operated stores that operate in a limited geographic area. We believe that most store owners operate fewer than 20 stores and, in many cases, are operated by individuals who lack the capital resources and marketing expertise to expand their business and compete effectively with larger cash advance companies. We also believe that the larger cash advance companies are able to operate more efficiently and provide a higher level of customer service than smaller companies.

We believe that these competitive advantages are the result of greater managerial and financial resources as well as economies of scale related to systems and marketing expenses. These factors present an opportunity for well-capitalized companies to open additional stores, offer additional consumer finance related services and create a high level of brand recognition and customer loyalty. We face competition from at least three large privately held cash advance companies. In addition, several large publicly held and privately held check cashing companies are beginning to provide cash advance services.

In addition to other cash advance operators, we compete with banks, credit card issuers, pawn shops, title pawn establishments and other financial services entities and retail business that provide short-term loans to individuals. We may face additional competition as an increasing number of traditional check cashing companies, pawn shops, banks and other retail establishments add cash advance services to their financial product portfolios.

Government Regulation

State Regulations

Our operations are regulated in each state where we operate as (i) a consumer lender; (ii) a provider of deferred deposit services; or (iii) a lender or deferred depositor, as authorized pursuant to the state's check cashing statute. Before commencing operations in a state we are required to go through a licensing application process and have to obtain a separate license for each of our locations. We are also required to comply with certain federal regulations governing consumer protection and lending practices. In each state where we operate we are licensed by the state agency having general supervisory authority over financial institutions and are required to maintain a minimum amount of capital for each location in the state. We are also required to maintain our records for a designated period and are subject to regular audits by the state regulatory agency. Each state statute generally establishes a schedule of the allowable fees we may charge customers and limits the size and number of transactions that we may have with any one customer at any given time. In addition, we are required to provide customers with certain disclosures, such as the amount of the advance, the fees we charge, the annual interest rate and the due date of the advance. These state statutes also regulate the nature and content of our advertising and promotion and certain states prohibit us from enforcing transactions with our customers by use of the state's criminal bad check laws.

State Deferred Deposit Laws. In Kansas, New Mexico and Tennessee, each of our branches is licensed as a provider of delayed, or deferred deposit, or presentment services. In these states we are authorized to accept or cash checks and hold them for a designated period of time, within which, it can be redeemed by the customer prior to being deposited by us.

State Check Cashing Laws. In California, Louisiana, Nevada and Utah we are regulated as a check casher. In these states we are authorized to defer the deposit of personal checks that we cash, or accept, for a designated fee.

Federal Regulations

Our advance activities are subject to certain federal regulations, including the Truth-in-Lending Act ("TILA"), the Equal Credit Opportunity Act ("ECOA"), the Fair Credit Reporting Act ("FCRA") and the regulations promulgated for each. In addition, some state statutes require that TILA disclosures be given to consumers who use these services. These laws require us to provide our customers with disclosures of the principal terms of each transaction, prohibit misleading advertising, protect against discriminatory lending practices and prohibit unfair credit practices. TILA and Regulation Z promulgated thereunder require, among other things, disclosure of pertinent elements of consumer credit transactions, including the amount of the finance charges and that charge expressed in terms of an annual percentage rate. The ECOA prohibits creditors from discriminating against applicants on the basis of race, sex, age or marital status. Pursuant to Regulation B promulgated under the ECOA, creditors are required to make certain disclosures regarding consumer rights and advise those whose credit is not approved of the reasons for the rejection. The FCRA requires creditors to provide certain information to consumers whose credit applications are not approved on the basis of a report obtained from a consumer reporting agency.


Employees

As of June 30, 2001, we had 166 employees (154 full-time and 12 part-time), including 37 corporate and administrative employees, 9 district managers and 120 store personnel. None of our employees are covered by a collective bargaining agreement and we have never experienced a work stoppage. We believe that our relationship with our employees is satisfactory.

Properties

Our corporate headquarters at 5295 Greenwich Road, Suite 108, Virginia Beach, VA 23462 consists of approximately 8,750 square feet that we lease from a third party for $7,000 per month. The lease expires in December 2001 and we have an option to renew the lease on a year-to-year basis.

All of our store locations are leased from third parties, typically for a term of one to three years. Each store generally consists of between 1,000 to 2,000 square feet at an average monthly lease rate ranging from $500 to $1,600. The store leases expire at various dates through the year 2004. Most of our store leases contain renewal options for an additional period at rental rates adjusted according to agreed upon formulas. In addition most of the leases contain termination clauses if the state enacts legislation that negatively impacts our business.

Legal Proceedings

We have been named in three class action lawsuits and one other material lawsuit:

o Theothis Allison v. Vanguard Services, Inc. and Easy Money of Indiana, Inc. d/b/a Easy Money.

         Name of court or agency where proceeding is pending: United States District Court, Southern District of Indiana, Indianapolis Division.

         Date proceeding began: June 12, 2000.

         Principal parties: Theothis Allison (Plaintiff) v. Vanguard Services, Inc. and Easy Money of Indiana, Inc. (Defendants)

         Description of facts underlying the proceedings: Plaintiff brought this action against defendants to recover damages for Defendants' alleged violations of the Fair Debt Collection Practices Act, The Truth in Lending Act, implementing Federal Reserve Board Regulation Z, and Indiana state law in connection with payday loans. According to Plaintiff's complaint, Defendant Vanguard is engaged in the debt collection business. The Complaint alleges Vanguard sent correspondence to Plaintiff on behalf of Defendant Easy Money seeking to collect the balance owed on a payday loan made by Easy Money to Plaintiff. The Complaint alleges the correspondence was untrue, and that Easy Money made regularly payday loans at usurious rates. The action was brought on behalf of a class.

         Relief Sought: The plaintiff has requested statutory and other damages, attorneys' fees, litigation expenses and costs of suit.



o        Elaine Steward Greene, et al. v. Easy Money of Kentucky, Inc., et al.

         Name of court or agency where proceeding is pending: United States District Court for the Eastern District of Kentucky, Lexington Division.

         Date proceeding began: The original Complaint was filed on July 1, 1999. The Second Amended Complaint was filed on October 6, 2000.

         Principal parties: Elaine Steward Greene and Helen Mitchell, individually and on behalf of others similarly situated (Plaintiffs) v. Easy Money of Kentucky, Inc., Easy Money of Virginia, Inc., Easy Money Holding Corporation, David L. Greenberg, Tami Van Gorder, Jerome Greenberg, John Murphy, Sterling Financial Bank and unknown individuals and entities (Defendants).

         Description of facts underlying the proceeding: The suit alleges that the defendants violated the Kentucky Interest and Usury Statute, that defendants violated the Kentucky Consumer Loans Act, that defendants violated the Racketeer Influenced and Corrupt Organization Act, that the defendants violated the Kentucky Consumer Protection Act, and that the defendants engaged in fraud. The plaintiffs brought this action as a class action claiming defendants charged and collected from Plaintiffs and other customers similarly situated usurious interest rates for consumer loans. The Complaint alleges defendants illegally coerced payment of monies from plaintiffs and other class members by threatening to pursue collection of the debts. The Complaint also charges that defendants were not properly licensed under Kentucky state law.

         Relief Sought: Plaintiffs have requested the following relief: (i) Twice the interest paid by plaintiffs in connection with certain loans made by plaintiffs, forfeiture of all unpaid interest, actual damages sustained, statutory damages and civil penalties allowed by law, including all loan charges and twice the amount of interest or fines collected and damages in the amount twice the finance charge and punitive damages jointly and severally from defendants Easy Money of Kentucky, Easy Money of Virginia, Easy Money Holding Corporation, David Greenberg, Tami Van Gorder and Jerome Greenberg; (ii) attorneys' fees, expenses and costs; (iii) injunctive relief prohibiting plaintiffs from continuing to engage in illegal conduct as alleged; (iv) pursuant to Kentucky Consumer Loan Act, the transactions between plaintiffs and defendants be declared void and plaintiffs be awarded all sums paid to defendants, including but not limited to, principal, interest and fees for each and every transaction jointly and severally from defendants Easy Money of Kentucky, Easy Money of Virginia, Easy Money Holding Corporation, David Greenberg, Tami Van Gorder and Jerome Greenberg; (v) pursuant to the RICO claim, plaintiffs ask for triple damages, costs and attorneys' fees from all defendants named in the RICO count; (vi) pursuant to the common law fraud claims, plaintiffs ask for actual damages plus punitive damages from all defendants named in the common law fraud count; (vii) pursuant to the Kentucky Consumer Protection Act, plaintiffs ask for actual damages, equitable relief and punitive damages from all defendants named in the Kentucky Consumer Protection Act count;
(viii) plaintiffs ask for pre-judgment and post-judgment interest; and (ix) plaintiffs ask that defendants be ordered to cease their efforts from plaintiffs and class members through threats of criminal prosecution or otherwise.





o Shelia Bellizan and Johnette McMahon, et al. v. Easy Money of Louisiana, et al.

         Name of court or agency where proceeding is pending: United States District Court for the Eastern District of Louisiana.

         Date proceeding began:  October 4, 2000.

         Principal parties: Shelia Bellizan and Johnette McMahon and others similarly situated (Plaintiffs) v. Easy Money of Louisiana, Inc., Easy Money Holdings, Inc., Easy Money of Virginia, Inc., David L. Greenberg, Tami Van Gorder and Jerome Greenberg (Defendants).

         Description of facts underlying the proceedings: Plaintiffs brought this action claiming that defendants violated the Racketeer Influenced Corrupt Organization Act and the Louisiana Usury laws. Plaintiffs brought this action on behalf of a class. Plaintiffs Complaint alleges defendants offered to loan money to consumers at usurious rates. Plaintiffs also allege defendants charged duplicate fees in connection with certain rollover loan transactions.

         Relief sought: Plaintiffs request that the court issue an injunction against continued violations of the laws set forth in the Complaint. Plaintiffs request adequate and reasonable damages and damages trebled for the losses and expenses both past and future described in the Complaint in addition to any other economic or general damages to be shown at trial. Plaintiffs request costs and disbursements incurred in connection with the action, including reasonable attorneys' fees, expert witness fees and other costs. Plaintiffs further ask for interest as allowed by law.

o        Cash Today of Denton, Inc., et al. v. Jerry Greenberg, et al.

         Name of court or agency where proceeding is pending: District Court of Gregg County, Texas.

         Date proceeding began: The Original Petition was filed on May 8, 2000. The First Amended Petition was filed on May 18, 2001.

         Principal parties: Cash Today of Denton, Inc. and Cash Today of the USA, Inc. (Plaintiffs) v. Jerry Greenberg, David Greenberg, Mike Wright, David Kitchens, Tami Van Gorder, David Kilby, The Easy Money Group, Easy Money Holding Corporation, Easy Money of Virginia, Inc., Easy Money of Co., Inc., The Loan Alternative Corporation, and Wackenhut Services, Inc. (Defendants)

         Description of facts underlying the proceedings: Plaintiffs claim that defendants have illegally converted property belonging to plaintiffs (checks, cash business assets and equipment) by assuming dominion and control over said items without legal authority. Plaintiffs also claim that defendants have tortiously interfered with the business relations between the plaintiffs and their customers. Plaintiffs also claim that defendants have tortiously interfered with the prospective business relations of plaintiffs and the potential customers that come to plaintiffs' stores each day. Plaintiffs claim that defendants have trespassed upon the property and business of plaintiffs without legal authority or consent. Plaintiffs also claim that defendants have committed fraud by fraudulently and intentionally misrepresenting that the bankruptcy court had ordered the seizures of plaintiffs' property when no such authority or authorization existed in law or in fact.

         Relief sought: In connection with the conversion claim, plaintiffs request damages in an amount equal to the value of the assets alleged converted together with punitive damages. In connection with the tortious interference with business relations charge, plaintiffs request damages and punitive damages. In connection with the tortious interference with prospective business relations charge, the trespass charge, the theft charge, and the fraud charge, plaintiffs request damages and punitive damages. Plaintiffs also request that the court grant a declaratory judgment that plaintiffs are the owners of the assets alleged converted and that they are entitled to possession of the same. Plaintiffs also request that the defendants be held jointly and severally liable to plaintiffs for all damages alleged. Plaintiffs also request reasonable attorneys' fees and costs as well as post-judgment and pre-judgment interest.

The Loan Alternative Corporation filed for Chapter 11 bankruptcy protection on April 21, 2000. The bankruptcy proceeding was dismissed on July 9, 2001.

We intend to vigorously defend these claims. Due to the procedural status of these cases, we are unable to predict the outcome of the litigation.

Additionally, from time to time, we are a defendant (actual or threatened) in certain other lawsuits encountered in the ordinary course of our business, the resolution of which, in our opinion, should not have a material adverse effect on our financial position, results of operations or cash flows.

                                   MANAGEMENT

The following table sets forth the names, positions and ages of our executive officers and directors.


Name                        Age           Position
----                        ---           --------
David Greenberg             37            President and Chief Executive
                                          Officer and Director

Michael Wright              35            Chief Operating Officer

Tami Van Gorder             40            Secretary/Treasurer and Director

David M. Kilby              33            Chief Financial Officer


David Greenberg
---------------
Mr. Greenberg is one of our founders and principal shareholders. He has been President, Chief Executive Officer and Director since our founding in 1994. Currently, Mr. Greenberg is President, Chief Executive Officer, Director and principal stockholder of EMH which is commonly owned and managed by us. Mr. Greenberg received a degree in Business Management from TCC in Virginia Beach, VA.

Michael Wright
--------------
Mr. Wright has been our Chief Operating Officer since July 2000. From April 1998 to June 2000 he owned and operated four payday and title loan offices under a franchise agreement with Dollar Express, Inc. From 1994 to March 1998 Mr. Wright was Management Information Systems Manager and Operations Manager of one of our subsidiaries, Easy Money of Virginia, Inc.

Tami Van Gorder
---------------
Ms. Van Gorder is one of our founders and principal shareholders. She has been Secretary/Treasurer and Director since our founding. Currently she is a principal stockholder, Director and Secretary/Treasurer of EMH. Ms. Van Gorder has an accounting degree from Princess Anne Business College. Ms. Van Gorder is the sister of David Greenberg.

David M. Kilby
--------------
Mr. Kilby, a Certified Public Accountant has been our Chief Financial Officer since June 1998. From June 1991 to May 1998 he was employed by KPMG, LLP and was a Senior Manager from June 1997 to May 1998. Mr. Kilby is also the Chief Financial Officer of EMH. Mr. Kilby received a BS Degree in Accounting from Old Dominion University.

Committees of the Board of Directors

We have not established any committees of the board of directors.

Employment Agreements

In July 1998, we entered into an employment agreement with Mr. Kilby, which provides for an annual base salary of $100,000, plus benefits customarily provided to our other executive officers. Unless either party gives the other party thirty 30) days prior written notice of termination before the end of a renewal term, the agreement will automatically renew for twelve (12) month periods. The employment agreement provides that in the event that our Shares become publicly traded, Mr. Kilby is entitled to receive an option to purchase up to 25,000 of our Shares at $1.00 per Share at the time of the public offering or within 90 days thereafter. The agreement further provides that in the event the value of the Shares is less than $4.00 per Share at the time of the public offering, our principal shareholders will pay Mr. Kilby the difference. We do not have employment agreements with any of our other key employees. We do not have any intention at the present time to enter into employment agreements with any of our executive officers subsequent to the date that this Registration Statement becomes effective.

Executive Compensation

David Greenberg, our Chief Executive Officer, received a salary of approximately $80,000 for the year ended December 31, 2000. Other than David Kilby, Chief Financial Officer, no other employee received in excess of $100,000 in compensation for the year ended December 31, 2000. Mr. Kilby's compensation for the year ended December 31, 2000 amounted to $102,000.

                           Summary Compensation Table

                                  Fiscal           Bonus  Other Annual   All Other
   Name and Principal Position     Year   Salary   Paid   Compensation  Compensation
   ---------------------------     ----   ------   ----   ------------  ------------
David Greenberg, Chief Executive
Officer                            2000  $80,000    -0-       -0-             -0-

David M. Kilby, Chief Financial    2000  $102,000   -0-       -0-             -0-
Officer

Directors Compensation

Our directors do not receive any compensation for serving on the board of directors.

Stock Option Plan

We adopted the Easy Money Holding Corporation 2001 Stock Plan (the "2001 Plan") on October 1, 2001. The 2001 Plan provides for a maximum number of 1,000,000 Shares that may be subject to option. The 2001 Plan provides for the issuance of incentive stock options and non-statutory stock options to our key employees and directors. The 2001 Plan will remain in effect, unless terminated by the Board of Directors, for a term of ten (10) years from the later of (i) the effective date of the 2001 Plan, or (ii) the date of the most recent Board approval of an increase in the number of Shares reserved for issuance under the 2001 Plan. Any amendment, alteration, suspension or termination of the Plan shall not, without the consent of the employee, affect the employee's rights under an option previously granted. We have reserved a total of 1,000,000 Shares of our common stock for issuance under the 2001 Plan.

The 2001 Plan provides for the granting of incentive stock options to employees within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. If an employee would have the right in any calendar year to exercise for the first time incentive stock options for Shares having an aggregate fair market value in excess of $100,000, any such excess options shall be treated as non statutory stock options. The 2001 Plan shall be administered by the Board or a Committee appointed by the Board. The Board or the Committee determines the terms of the options granted under the 2001 Plan, including the number of shares subject to an option, the exercise price, and the term and exercisability of the option. The exercise price of all incentive stock options shall not be less than the fair market value of the Shares on the day the option is granted. The Board or the Committee has the authority to grant non statutory stock options at option prices equal to 100% of the fair market value of the Shares at the date of grant.

Payment of the purchase price of upon exercise of stock options may be made in cash or any consideration and method of payment authorized by the Board or the Committee. Generally, options granted under the Plan have a term of three (3) years and are nontransferable. The Board or the Committee determines the vesting terms of all options. In no event may an option be exercised following the option expiration date. In the event that we undergo a change in control, we expect that outstanding options will be assumed or equivalent awards substituted by our acquiror. If an acquiror does not agree to assume or substitute awards, the vesting of outstanding options will accelerate in full prior to consummation of the transaction.

Pursuant to his employment agreement, Mr. Kilby will receive an option to purchase up to 25,000 Shares at the time our Shares become publicly traded. The option expires 90-days after the Shares become publicly traded and is exercisable at $1.00 per Share.

Insofar as indemnification or liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers or controlling persons by these, or otherwise, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the Shares being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of the issue.

                           OUR PRINCIPAL SHAREHOLDERS

As of June 30, 2001 there were 10,000,000 Shares issued and outstanding. The following table sets forth information known to us with respect to the beneficial ownership of our Shares on June 30, 2001, and as adjusted to reflect the sale of the Shares under this Prospectus, by

     o   each person who owns beneficially 5% or more of our outstanding Shares;
     o   each of our directors;
     o   each of our executive officers; and
     o   all of our directors and executive officers as a group.

Except as indicated in the footnotes to this table and subject to community property laws, where applicable, the persons named in the table have sole voting and investment power with respect to all Shares shown as beneficial owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. The table below includes the Shares issuable upon conversion of convertible debt and the exercise of outstanding options and warrants which are convertible or exercisable within 60 days of the date of this Prospectus. An additional 620,000 shares will be issued to the selling Shareholders once the Registration Statement, of which this prospectus is a part, is declared effective by the Securities and Exchange Commission.

Unless otherwise indicated, the address for each individual listed is 5295 Greenwich Road, Suite 108, Virginia Beach, Virginia 23462.

                                           Shares
                                    Beneficially Owned           Percentage Owned
                                   Before the Offering (1)      After the Offering
                                   -----------------------      ------------------
Beneficial Owner                    Number     Percent (2)   Minimum (3)   Maximum (4)
----------------                    ------     -----------   -----------   -----------
David Greenberg                   5,000,000       43.25%      36.56%(5)      31.67%(5)

Tami Van Gorder                   5,000,000       43.25%      36.56%(5)      31.67%(5)

David Kilby                              --          --        0.20%          0.17%

Love Savings Holding Company (6)    793,350        6.86%       6.45%          5.58%

(1) Does not include 620,000 Shares that are contingently issuable to consultants and others on the effective date of the Registration Statement, 400,000 shares reserved for issuance upon the exercise of a warrant and 25,000 Shares issuable to Mr. Kilby upon the exercise of an option that is exercisable on the effective date of the Registration Statement. See "Certain Relationships and Related Transactions."
(2) Based on 11,561,000 Shares outstanding before the offering and includes the issuance of 1,561,000 Shares upon the exercise of outstanding warrants.
(3) Based on 12,306,000 Shares outstanding if the minimum of 100,000 Shares are sold. Includes 620,000 Shares issuable to certain consultants and others, 1,161,000 Shares upon the exercise of outstanding warrants, 400,000 shares reserved for issuance upon the exercise of a warrant and 25,000 Shares that are issuable to Mr. Kilby upon the exercise of an option on the effective date of the Registration Statement or within 90 days thereafter.
(4) Based on 14,206,000 Shares outstanding if the maximum of 2,000,000 Shares are sold. Includes 620,000 Shares that are issuable to certain consultants and others, 1,161,000 Shares upon the exercise of outstanding warrants, 400,000 shares reserved for issuance upon the exercise of a warrant and 25,000 Shares issuable to Mr. Kilby upon the exercise of an option on the effective date of the Registration Statement or within 90 days thereafter.
(5)      Assuming the sale of all Shares offered by the Selling Shareholder.
(6) Love Savings Holdings Company is the holder of warrants to acquire 793,350 Shares at an exercise price of $.8613 per Share, subject to certain antidilution provisions. The address of Love Savings Holding Company is 212 South Central Avenue, St. Louis, MO 63105.

                              MARKET FOR OUR SHARES

There has previously been no market for our Shares. Concurrently with the filing of the Registration statement of which this Prospectus forms a part, we made application to The NASDAQ Stock Market, Inc. for listing of our Shares on the OTC Bulletin Board under the symbol "EMHC". In conjunction with the application, we are attempting to identify the market makers for our securities. The Company intends to apply to have the Shares approved for quotation on the OTC Bulletin Board. There can be no assurances that any meaningful trading market in our Shares will be developed or sustained.

We have two shareholders of record for our Shares.

                            PLAN OF DISTRIBUTION

The public offering price of our Shares will not change until completion of the public offering distribution. We do not intend to employ the services of any underwriter or other broker/dealer to place or sell the Shares. We believe we can place the limited number of Shares being offered by us in this registration statement through the efforts of our directors and management group who will not be paid any consideration, commission or other compensation for their selling and placement efforts. Consequently, no provisions for commissions have been provided for in this prospectus. If we determine, at any time, that it is necessary to sell this offering through the use of commissions to an underwriter, we reserve the right to amend this registration statement and prospectus to reflect any such commission arrangements and to continue with this offering in accordance with all other terms and provisions.

It is anticipated that our officers and directors will be primarily responsible for the sale of the Shares in this offering to various business contacts and acquaintances through delivery of this prospectus. We cannot promise that this offering will be sold, even at its minimum level of 100,000 shares for $250,000 as our officers and directors will only engage in this effort as they deem necessary. Obviously, there is an indirect benefit to management, since they are our principal shareholders, if the Shares are sold in this offering as our officers and directors will realize an increase in the value of their Shares and potentially an active market for their Shares.

Each officer, director or affiliated persons may purchase Shares in this offering for cash at the offering price without restriction. There is no limitation on the number of Shares which may be purchased by these affiliated persons. In like manner, there is no obligation or commitment by any officer, director or affiliate to purchase any Shares in this offering. All Shares purchased by an officer, director, or person able to direct or influence our business as a control person will not be freely tradeable, but will be subject to restrictions on resales, and must be purchased for investment purposes, which requires, in most instances, a holding period.

The proceeds from this offering, up to the minimum amount, will be placed in a segregated subscription account under the control of SunTrust Bank and will not be used for any business purpose until or unless the minimum number of Shares is sold within the offering term of one hundred eighty (180) days from the date appearing on the face of this prospectus. If the minimum number of Shares is not sold within such offering period, then this offering will be terminated and all proceeds will be returned to the investors without deduction for costs or addition of any interest. We will obtain an address from each subscriber and will return all proceeds within ten days of the termination of the offering to that address. Any interest earned on the subscription account will be used by us to pay for the anticipated costs of this offering.

We reserve the right to close this offering at any time within the offering term of 180 days whenever the minimum offering proceeds have been received in the subscription account, even if less than the maximum offering has been sold. Factors which may influence our decision to close the offering would be the effort required to continue sales and the rate at which subscriptions were obtained up to the minimum offering. In all events, we will not sell more than the maximum number of Shares and will close the offering at any time that the maximum number of Shares has been sold.

The Shares offered hereby are eligible for sale only in certain states, and, in some of those states, may be offered or sold only to "institutional investors", as defined under applicable state securities law. No sales or distributions, other than as described herein, may be effected after this Prospectus shall have been appropriately amended or supplemented.

No person or group has made any commitment to purchase any or all of the Shares and therefore, we cannot state at this point how many Shares will be sold. Insiders and affiliates will not purchase Shares in order to reach the minimum but may purchase Shares after we raise the minimum-offering amount.

If the maximum of 2,000,000 Shares are sold by us, we will have 12,620,000 Shares outstanding, including the 620,000 Shares to be issued to the Selling Shareholders on the effective date of this Registration Statement (10,720,000 Shares outstanding if the minimum of 100,000 Shares are sold by us). The Shares registered by us in this Registration Statement will be freely tradable without restriction or further registration under the Securities Act except for any Shares purchased by an "affiliate" of our company, which may be sold only while this registration statement or another registration statement covering sales by those affiliates is effective, or in accordance with Rule 144 or private sales exemptions. An affiliate is a person controlling, controlled by or under common control with our company.

Minimum Offering Amount

We have established a minimum offering amount of $250,000 from the sale of our Shares. We will promptly deposit all investor money pending sale of the minimum-offering amount into an escrow account with our escrow agent. In the event the minimum-offering amount is not raised within 180 days from the effective date of this offering, we will promptly return all investor money without any interest accrued or penalties assessed. Upon receipt of the minimum amount, each subscription for the Shares in this offering that is accepted by us will be credited immediately to our cash amount, and such funds may be disbursed by us at our discretion, without any waiting period or other contingency. We anticipate that the funds from this offering will be escrowed with the law firm of Williams, Mullen, Clark and Dobbins.

                            DESCRIPTION OF SECURITIES

Our authorized capitalization consists of 50,000,000 Shares of common stock, $.01 par value per Share, of which 10,000,000 Shares are presently issued and outstanding, and 5,000,000 shares of preferred stock, none of which are presently issued and outstanding. In connection with certain consulting agreements, we have agreed to issue 620,000 Shares to certain Selling Shareholders on the effective date of the Registration Statement for assisting us in becoming a publicly traded company. See "Certain Relationships and Related Transactions." If the minimum of 100,000 Shares are sold by us in this offering we will have 10,720,000 Shares issued and outstanding, including the Shares issuable to consultants and others on the effective date of the Registration Statement, as described above (12,620,000 Shares issued and outstanding if 2,000,000 Shares are sold by us in this offering). We have no other authorized or outstanding classes of capital stock other than 5,000,000 shares of preferred stock, none of which are issued and outstanding. As of June 30, 2001, we have reserved for issuance 1,161,000 Shares upon the exercise of warrants, 400,000 shares upon the exercise of a warrant and 25,000 Shares upon the exercise of an outstanding option which will be granted and will be exercisable on the effective date of the Registration Statement or within 90 days thereafter.

Common Stock

Holders of our Shares are entitled to one vote for each Share held of record on all matters submitted to a vote of shareholders. Pursuant to our Bylaws, all elections for directors are decided by a plurality vote of the shareholders at their annual meeting. The directors may from time to time declare dividends in the manner and upon the terms and conditions provided by law. We have not paid any cash dividends on our Shares in the past, other than the payment of the prior S corporation dividends and we do not anticipate declaring or paying dividends in the foreseeable future. Under Virginia law, upon a liquidation, dissolution or winding up of our company, the assets legally available for distribution to shareholders are distributable among the holders of the Shares according to their interests after discharging or making provision for discharging liabilities. Each outstanding Share is, and all Shares to be outstanding upon completion of this offering will be duly authorized, fully paid and non-assessable. Our articles of incorporation do not limit preemptive rights. Under Virginia law, shareholders have preemptive rights to acquire proportional amounts of a corporation's unissued shares. There are no conversion rights, redemption provisions or sinking fund provisions with respect to our Shares.

Common Stock Warrants

As of the date of this Prospectus, we had outstanding warrants to purchase 1,161,000 Shares. The warrants were issued in connection with the sale of our senior subordinated notes. Each warrant entitles the holder to purchase one Share at a price of $0.8613 per Share. The number of Shares underlying the warrants and exercise price is subject to adjustment upon the occurrence of certain events, including, among other things, any recapitalization, reclassification, stock dividend, stock split, merger or consolidation and the issuance for consideration of rights, options or warrants (other than rights to purchase Shares issued to stockholders generally) to acquire our Shares. Holders of the warrants will not be entitled to any rights as a stockholder until such holder has exercised his warrants. Further, the holders of 1,161,000 warrants have registration rights with respect to the Shares issuable upon their exercise pursuant to a Registration Rights Agreement between us and the holders of the warrants, as described below.

Shares eligible for future sale

As of the date of this Prospectus, an aggregate of 10,000,000 outstanding Shares are restricted securities within the meaning of the federal securities laws, and in the future may be sold in compliance with Rule 144 adopted under the Securities Act of 1933, assuming a public market exists for the Shares, of which there are no assurances. Rule 144 provides, in part, that a person who is not our affiliate and who holds restricted securities for a period of one year may sell all or part of the securities in ordinary brokerage transactions, in compliance with volume limitations and the availability of current public information on our company.

Assuming a public market should develop for the Shares, of which there can be no assurance, our shareholders are not contractually prohibited from selling any of their Shares, if and when a sales opportunity arises consistent with the provisions of Rule 144. We cannot predict the effect, if any, that any sales of our Shares, or the availability of our Shares for sale, may have on the market value of the Shares prevailing from time to time. Sales of substantial amounts of our Shares by shareholders, particularly if they are our affiliates, could have a material adverse effect upon the market value of the Shares.

Registration Rights

Pursuant to a Registration Rights Agreement, the holders of warrants to purchase 1,161,000 Shares have the right, subject to various conditions and limitations, to include their shares in registration statements related to our securities. Registration of any Shares held by security holders with registration rights would result in such Shares becoming freely tradable without restriction under the Securities Act of 1933, immediately upon effectiveness of such registration statement. By exercising their registration rights and causing a large number of Shares to be registered and sold in the public market, these holders may cause the price of our Shares to fall. In addition, any demand to include such Shares in our registration statements could have a material and adverse effect on our ability to raise needed capital.

Dividends

We presently intend to use our available funds for the expansion of our business and therefore do not anticipate declaring or paying cash dividends on the Shares in the foreseeable future. We have not paid any cash dividends on our Shares in the past, other than payment of the prior S corporation dividends. The payment of cash dividends, if any, in the future will depend upon our earnings, financial condition, capital requirements, cash flow, long range plans and such other factors as our board of directors may deem appropriate at that time. In addition, the terms of certain of our credit agreements prohibit us, without the prior written consent of the lender, from paying cash dividends.

Transfer agent

Our transfer agent is _________________.


                                  LEGAL MATTERS

The validity of the Shares offered hereby will be passed upon for us by Williams, Mullen, Clark & Dobbins, One Columbus Center, Virginia Beach, VA 23462.


                               FEDERAL TAX ASPECTS

Potential investors are encouraged to have their own personnel tax consultant review the tax aspects of an investment in this offering.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We were formed on December 8, 1997. At the time of our formation several pre-existing, separately incorporated companies with common ownership were established as our subsidiaries. In exchange for equal ownership in our company, the founders transferred their ownership interests in the separately owned companies in a tax-free reorganization.

We allocate expenses for administrative and management services provided to E M Holdings, Inc. and subsidiaries ("EMH") which is commonly owned and managed by us. EM Holdings, Inc. is owned by David Greenberg (50%) and Tami Van Gorder (50%). For the years ended December 31, 1999 and 2000 and for the six months ended June 30, 2001, expenses of $500,000, $1,800,000 and $390,000, respectively, were allocated to EMH. These amounts are included as a reduction of other operating expenses in our consolidated statements of income (loss) for the respective periods. As of December 31, 2000 and June 30, 2001, we had receivables from EMH of approximately $1,352,000 and $290,000, respectively. Amounts due from EMH have no formally stated repayment terms and do not bear interest. They represent net advances made by us to EMH as well as amounts due for allocated expenses, as discussed above.

As of December 31, 2000 and June 30, 2001, net amounts borrowed from officers/shareholders amounted to $1,696,000 and $1,667,000, respectively. As of June 30, 2001, we owed David Greenberg $992,000 and Tami Van Gorder $673,000. These amounts are due on demand and accrue interest at various rates. For the years ended December 31, 1999 and 2000 and for the six months ended June 30, 2001, interest on amounts due to officers/shareholders amounted to approximately $178,000, $187,000 and $98,000, respectively. As of December 31, 2000 and June 30, 2001, we had net amounts owed to related companies of approximately $263,000 and $91,000, respectively. These net payables are due on demand and accrue interest at various rates. For the years ended December 31, 1999 and 2000 and for the six months ended June 30, 2001, interest on net payables to related companies amounted to $31,000, $37,000 and $7,000, respectively.

Under the terms of an agreement between us and Deville Investment Corporation ("DeVille"), dated August 1, 2000, we agreed to issue to DeVille $50,000 in registered tradable Shares, calculated at the opening market price of the Shares on the effective date of the Registration Statement, in exchange for a loan to us of $50,000. The loan is payable to DeVille on the later of the effective date of the Registration Statement or April 30, 2001. The $50,000 was borrowed by us to partly fund the costs associated with the registration of our Shares for a public offering under the Securities Act of 1933. We are required to issue the Shares to DeVille when our Shares become publicly traded.

On May 2, 2000, we entered into a consulting agreement with Condor Investment Trust ("Condor"), which was amended on October 1, 2001, whereby Condor agreed to perform certain financial services for us in exchange for 2% of our outstanding Shares. We are required to issue the Shares to Condor when our Shares become publicly traded. In connection with the consulting agreement, Condor has agreed not to sell 25% of such Shares during the 180-day period subsequent to the effective date of the Registration Statement and 25% of such Shares during the 270-day period subsequent to the effective date of the Registration Statement. The remaining 50% of the Shares can be sold at any time after the effective date of the Registration Statement.

On May 2, 2000, we entered into a consulting agreement with Red Oak Financial Corp. ("Red Oak"), which was amended on October 1, 2001, whereby Red Oak agreed to perform certain financial services for us in exchange for 2% of our outstanding Shares. We are required to issue the Shares to Red Oak when our Shares become publicly traded. In connection with the consulting agreement, Red Oak has agreed not to sell 25% of such Shares during the 180-day period subsequent to the effective date of the Registration Statement and 25% of such Shares during the 270-day period subsequent to the effective date of the Registration Statement. The remaining 50% of the Shares can be sold at any time after the effective date of the Registration Statement.

On May 2, 2000, we entered into a consulting agreement with Novacorp, LLC ("Novacorp"), which was amended on October 1, 2001, whereby Novacorp agreed to perform certain financial services for us in exchange for $12,000 in cash and 2% of our outstanding Shares. We are required to issue the Shares to Novacorp when our Shares become publicly traded. In connection with the Registration Statement, Novacorp has agreed not to sell such Shares for a period of twelve months subsequent to the effective date of the Registration Statement.


                                     EXPERTS

The consolidated financial statements of Easy Money Holding Corporation and Subsidiaries as of December 31, 2000, and for each of the years in the two-year period ended December 31, 2000, have been included herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


         CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
                              FINANCIAL DISCLOSURE

On October 2, 2001, we and KPMG LLP reached an agreement that KPMG LLP would not stand for re-election as our independent accountant for the year ended December 31, 2001.

KPMG LLP's report on the Company's financial statements for 1999 and 2000 did not contain an adverse opinion or a disclaimer of opinion, nor was it modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 1999 and December 31, 2000 and the subsequent interim period, there were no disagreements between us and KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of KPMG LLP would have caused it to make a reference to the subject matter of the disagreements in connection with their reports.

We have begun the process of seeking a new independent accountant.

                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our organizational documents provide for the indemnification of our directors, officers, employees and other agents. Virginia law provides that a corporation may indemnify directors of a corporation against liability incurred in a proceeding in which the director was made a party because of his or her service as a director, except:

    o any transaction from which the director derived an improper personal benefit for which the director was adjudged liable; and

    o proceedings by or in the right of the corporation in which the director was adjudges liable to the corporation.

The corporation also indemnifies officers, employees and agents to the same extent as directors as set forth above. Virginia law provides for mandatory indemnification of directors and officers who prevail in the defense of any proceeding because of his or her position of director and/or officer against reasonable expenses incurred. With the exception of certain lawsuits referenced herein, there is no litigation or proceeding involving any of our directors or officers in which indemnification is required or permitted and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

                             ADDITIONAL INFORMATION

We have filed with the SEC a Registration Statement on Form SB-1 (the "Registration Statement") under the Securities Act of 1933, with respect to the Shares offered hereby. This Prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted from this Prospectus as permitted by the rules and regulations of the SEC. Statements contained in this Prospectus as to the contents of any contract, agreement or any other document referred to herein are not necessarily complete and, where such agreement or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. For further information with respect to our company and the Shares, reference is hereby made to the Registration Statement and to the exhibits thereto.

The Registration Statement and the exhibits may be inspected, without charge and copies can be obtained, at prescribed rates, at the public reference facilities maintained by the SEC at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Information about the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330. The Registration Statement is also available to the public from commercial document retrieval services, or via EDGAR on the SEC's web site at www.sec.gov. Copies of the Registration Statement and the exhibits may also be inspected, without charge, at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, IL 60661. In addition, copies of the Registration Statement and the exhibits may be obtained by mail, at prescribed rates, from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, DC 20549.

Upon effectiveness of the Registration Statement, we will begin filing quarterly, annual and other reports with the SEC. We intend to furnish our stockholders with annual reports, which will include financial statements audited by our independent accountants, and other periodic reports as we may choose to provide, or as we are required by law.

We have not authorized any dealer, salesperson, or other person to provide any information or make any representations about us, except the information or representations contained in this Prospectus. You should not rely on any additional information or representation.

This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities:

    -    except the Shares offered by this Prospectus;

    - in any jurisdiction in which the offer or solicitation is not authorized;

    - in any jurisdiction where the dealer or other salesperson is not qualified to make the offer or solicitation;

    -    to any person to whom it is unlawful to make the offer or solicitation;
         or

    - to any person who is not a United States resident or who is outside the jurisdiction of the United States.

The delivery of this Prospectus or any accompanying information does not imply that:

    - there have been no changes in our affairs after the date of this Prospectus; or

    - the information contained in this Prospectus is correct after the date of this Prospectus.

                 EASY MONEY HOLDING CORPORATION AND SUBSIDIARIES

                          Index to Financial Statements



Independent Auditors' Report                                                F-2

Consolidated Balance Sheets as of December 31 2000 and June 30, 2001
(unaudited)                                                                 F-3

Consolidated Statements of Income (Loss) for the years ended
   December 31 1999 and 2000 and the six months ended June 30, 2000
   and 2001 (unaudited)                                                     F-4

Consolidated Statements of Stockholders' Equity (Deficit) for the
   years ended December 31 1999 and 2000 and the six months ended
   June 30, 2001 (unaudited)                                                F-5

Consolidated Statements of Cash Flows for the years ended December
   31 1999 and 2000 and the six months ended June 30, 2000 and 2001
   (unaudited)                                                              F-6

Notes to Consolidated Financial Statements                                  F-7

                          Independent Auditors' Report



The Board of Directors and Stockholders
Easy Money Holding Corporation and Subsidiaries:


We have audited the accompanying consolidated balance sheet of Easy Money Holding Corporation and subsidiaries (the Company) as of December 31, 2000, and the related consolidated statements of income (loss), stockholders' equity (deficit) and cash flows for each of the years in the two-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG

Norfolk, Virginia
February 16, 2001

                 EASY MONEY HOLDING CORPORATION AND SUBSIDIARIES

                           Consolidated Balance Sheets

                                                                             December 31,        June 30,
                             Assets (notes 5 and 6)                              2000              2001
                                                                            -------------      -------------
                                                                                                (unaudited)
Current assets:
     Cash                                                                   $     569,803            394,236
     Amounts due from customers for advances, net (note 2)                      2,952,951          2,586,034
     Prepaid expenses and other current assets                                    351,598            300,887
                                                                            -------------      -------------

               Total current assets                                             3,874,352          3,281,157

Investment in joint venture (note 4)                                               28,415                 --
Property and equipment, net (notes 3 and 7)                                     1,282,047          1,111,114
Receivable from related party (note 10)                                         1,352,063            289,686
Goodwill, net of accumulated amortization of $173,475 in 2000
     and $191,880 in 2001                                                         228,035            209,630
                                                                            -------------      -------------

               Total assets                                                 $   6,764,912          4,891,587
                                                                            =============      =============

                 Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
     Line of credit facilities (note 5)                                     $   2,706,029          1,601,548
     Current installments of long-term debt (note 6)                              840,297            529,166
     Current installments of capital lease obligations (note 7)                   291,409            264,625
     Accounts payable                                                           1,138,702            768,745
     Accrued salaries and benefits                                                265,715            265,013
     Other accrued liabilities                                                     90,906            100,264
     Payables to related parties (note 10)                                        263,369             90,777
     Payables to officers (note 10)                                             1,696,426          1,666,901
                                                                            -------------      -------------

               Total current liabilities                                        7,292,853          5,287,039

Capital lease obligations, excluding current installments (note 7)                429,440            265,304
                                                                            -------------      -------------

               Total liabilities                                                7,722,293          5,552,343
                                                                            -------------      -------------

Stockholders' equity (deficit):
     Common stock, $.01 par value. Authorized 20,000,000 shares; issued
        and outstanding 10,000,000 shares in 2000 and 2001                        100,000            100,000
     Additional paid-in capital                                                   579,207            579,207
     Accumulated deficit                                                       (1,636,588)        (1,339,963)
                                                                            -------------      -------------

               Total stockholders' equity (deficit)                              (957,381)          (660,756)

Commitments and contingencies (notes 7 and 12)
                                                                            -------------      -------------

               Total liabilities and stockholders' equity (deficit)         $   6,764,912          4,891,587
                                                                            =============      =============

See accompanying notes to consolidated financial statements.

                 EASY MONEY HOLDING CORPORATION AND SUBSIDIARIES

                    Consolidated Statements of Income (Loss)

                                                              Years ended December 31,           Six months ended June 30,
                                                           -----------------------------      ------------------------------
                                                               1999             2000              2000              2001
                                                           ------------     ------------      ------------      ------------
                                                                                                       (unaudited)
Revenues:
    Fees and other income                                  $ 19,472,488       14,656,638         8,194,580         5,393,355
    Equity in income of joint ventures (note 4)                  44,000           45,101            79,200                --
    Gain on sale of closed store assets                              --          223,247                --            68,210
    Other                                                        29,145           67,921            16,102            21,334
                                                           ------------     ------------      ------------      ------------

                                                             19,545,633       14,992,907         8,289,882         5,482,899
                                                           ------------     ------------      ------------      ------------

Expenses (note 10):
    Provision for credit losses (note 2)                      5,076,974        3,190,477         1,726,301           795,619
    Salaries and benefits                                     6,486,021        5,835,359         3,299,193         1,902,603
    Other operating expenses                                  6,072,318        5,484,078         3,217,031         2,090,095
    Loss on disposal of property and equipment                       --           82,357                --            11,953
    Net loss on dissolution of joint ventures (note 4)               --          447,084           190,536                --
    Interest expense                                            883,865          952,270           469,688           339,315
    Amortization of goodwill                                     72,746           43,507            24,813            18,405
    Other                                                        16,701            7,841                --            21,704
                                                           ------------     ------------      ------------      ------------

                                                             18,608,625       16,042,973         8,927,562         5,179,694
                                                           ------------     ------------      ------------      ------------

               Net income (loss)                                937,008       (1,050,066)         (637,680)          303,205

    Pro forma income tax expense (benefit) (note 8)             375,000         (420,000)         (255,000)          121,000
                                                           ------------     ------------      ------------      ------------

               Pro forma net income (loss) (note 8)        $    562,008         (630,066)         (382,680)          182,205
                                                           ============     ============      ============      ============

    Pro forma net income (loss) per share (note 9) -
       basic and diluted                                   $       0.06            (0.06)            (0.04)             0.02
                                                           ============     ============      ============      ============

See accompanying notes to consolidated financial statements.

                 EASY MONEY HOLDING CORPORATION AND SUBSIDIARIES

            Consolidated Statements of Stockholders' Equity (Deficit)

                                          Common Stock               Additional                          Total
                                  -----------------------------       paid-in        Accumulated      stockholders'
                                     Shares           Amount          capital          deficit       equity (deficit)
                                  ------------     ------------     ------------     ------------    ----------------
Balance at December 31, 1998        10,000,000     $    100,000          579,207         (545,031)          134,176

Net income                                  --               --               --          937,008           937,008

Distributions to stockholders               --               --               --         (917,187)         (917,187)
                                  ------------     ------------     ------------     ------------      ------------

Balance at December 31, 1999        10,000,000          100,000          579,207         (525,210)          153,997

Net loss                                    --               --               --       (1,050,066)       (1,050,066)

Distributions to stockholders               --               --               --          (61,312)          (61,312)
                                  ------------     ------------     ------------     ------------      ------------

Balance at December 31, 2000        10,000,000          100,000          579,207       (1,636,588)         (957,381)

Net income (unaudited)                      --               --               --          303,205           303,205

Distributions to stockholders
     (unaudited)                            --               --               --           (6,580)           (6,580)
                                  ------------     ------------     ------------     ------------      ------------

Balance at June 30, 2001
     (unaudited)                    10,000,000     $    100,000          579,207       (1,339,963)         (660,756)
                                  ============     ============     ============     ============      ============

See accompanying notes to consolidated financial statements.

                 EASY MONEY HOLDING CORPORATION AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                                                                         Years ended December 31,      Six months ended June 30,
                                                                           1999           2000           2000           2001
                                                                        -----------    -----------    -----------    -----------
                                                                                                              (unaudited)
Cash flows from operating activities:
    Net income (loss)                                                   $   937,008     (1,050,066)      (637,680)       303,205
    Adjustments to reconcile net income (loss) to net cash provided by operating activities:
         Provision for credit losses                                      5,076,974      3,190,477      1,726,301        795,619
         Depreciation and amortization                                      280,533        355,970        169,302        180,069
         Gain on sale of closed store assets                                     --       (223,247)            --        (68,210)
         Loss on disposal of property and equipment                              --         82,357             --         11,953
         Equity in income of joint ventures                                 (44,000)       (45,101)       (79,200)            --
         Loss on disposition of joint venture                                    --        447,084        190,536             --
         Non-cash interest expense - amortization of warrant discount        80,870             --             --             --
         Changes in assets and liabilities increasing (decreasing)
            cash flows from operations:
              Amounts due from customers for advances                    (5,881,196)    (1,092,415)          (963)      (464,445)
              Prepaid expenses and other current assets                    (101,278)       225,544         93,901         50,711
              Accounts payable and accrued expenses                        (447,130)       665,540        302,106       (386,070)
              Other assets                                                  (20,904)        20,904             --             --
                                                                        -----------    -----------    -----------    -----------

                  Net cash provided by operating activities                (119,123)     2,577,047      1,764,303        422,832
                                                                        -----------    -----------    -----------    -----------

Cash flows from investing activities:
    Additions to property and equipment                                    (104,746)       (19,426)        (5,912)        (2,684)
    Net cash received from (contributed to) joint ventures                  (20,614)         9,687             --             --
    Proceeds from sale of closed store assets                                    --        882,812             --             --
                                                                        -----------    -----------    -----------    -----------

                  Net cash provided by (used in) investing activities      (125,360)       873,073         (5,912)        (2,684)
                                                                        -----------    -----------    -----------    -----------

Cash flows from financing activities:
    Net borrowings (repayments) under line of credit facilities             925,440        311,782        380,618     (1,104,481)
    Net borrowings from (repayments to) related parties                     317,584     (2,208,989)    (1,128,217)       958,171
    Net borrowings from (repayments to) officers                            143,898         98,324         (4,046)       (29,525)
    Proceeds from issuance of long-term debt                                     --         50,000             --             --
    Principal repayments on long-term debt                                  (76,830)      (920,659)      (765,442)      (222,380)
    Repayments of obligations under capital leases                         (168,043)      (356,501)      (195,778)      (190,920)
    Distributions to stockholders                                          (917,187)       (61,312)            --         (6,580)
                                                                        -----------    -----------    -----------    -----------

                  Net cash provided by (used in) financing activities       224,862     (3,087,355)    (1,712,865)      (595,715)
                                                                        -----------    -----------    -----------    -----------

Net increase (decrease) in cash                                             (19,621)       362,765         45,526       (175,567)

Cash at beginning of year                                                   226,659        207,038        207,038        569,803
                                                                        -----------    -----------    -----------    -----------

Cash at end of year                                                     $   207,038        569,803        252,564        394,236
                                                                        ===========    ===========    ===========    ===========

Supplemental disclosures:
    Cash paid during the period for interest                            $   883,865        952,270        469,688        339,315
                                                                        ===========    ===========    ===========    ===========

Supplemental noncash investing and financing activities:
    Assets acquired under capital leases                                $   489,651        395,288         62,881             --
                                                                        ===========    ===========    ===========    ===========

    Net assets (other than cash) contributed to joint ventures          $   646,583             --             --             --
                                                                        ===========    ===========    ===========    ===========

See accompanying notes to consolidated financial statements.

                 EASY MONEY HOLDING CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 2000



(1)  Summary of Significant Accounting Policies

     (a) Organization and Business

         The Easy Money Holding Corporation and its wholly owned subsidiaries (the Company) provide retail financial services, such as short-term cash advances, single installment loans, check cashing and other transactional services to customers for a fee. On December 31, 2000, the Company owned and operated 61 stores in 9 states and is headquartered in Virginia Beach, Virginia.

     (b) Principles of Consolidation

         Easy Money Holding Corporation (the Company) was formed on December 8, 1997. At that time, several pre-existing separately incorporated companies with common ownership were established as subsidiaries of Easy Money Holding Corporation. The consolidated financial statements include the accounts of Easy Money Holding Corporation and its subsidiaries. All significant intercompany transactions have been eliminated. The accounts of E M Holdings, Inc. and its subsidiaries
         (EMH), which are in a business similar to the Company's, are not included in these consolidated financial statements. The Company and EMH are commonly owned and managed.

     (c) Income Recognition

         Fee income is recognized as revenue on a level yield basis over the term of the advance or loan.

     (d) Allowance for Credit Losses

         The Company maintains an allowance for credit losses at a level which, in management's opinion, is adequate to cover losses expected to occur in the existing advances portfolio. A provision for credit losses is charged to income in an amount sufficient to maintain the allowance. Advances are charged off when they are deemed to be uncollectible.

     (e) Property and Equipment

         Property and equipment are recorded at cost and depreciated over their estimated useful lives which primarily range from three to seven years, using straight-line and accelerated methods. Leasehold improvements are amortized over the shorter of the lease term, including anticipated renewals, or estimated useful life of the asset. Equipment under capital leases is stated at the lower of fair value or the present value of minimum lease payments. Equipment held under capital leases is amortized over its estimated useful life.


                                      F-7
                                                                     (Continued)

                 EASY MONEY HOLDING CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 2000



     (f) Goodwill

         Goodwill, which represents the excess of aggregate purchase price over the estimated fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally ten years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

     (g) Income Taxes

         The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code, whereby any income or loss is allocated to the individual stockholders. Accordingly, income taxes are not reflected in the accompanying consolidated financial statements. However, the financial statements do include certain estimated pro forma income tax-related disclosures as if the Company had been a C corporation. Such pro forma information presented does not purport to represent the income tax of the Company if it had been a C corporation or to project income taxes for any future period.

     (h) Advertising and Promotion

         Costs associated with advertising and promotion are charged to expense when incurred. Advertising and promotion expenses were approximately $888,000 and $1,470,000 in 1999 and 2000, respectively, and are included in other operating expenses in the accompanying consolidated statements of income (loss).

     (i) Impairment of Long-Lived Assets

         The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment of long-lived assets was recorded in 2000 and 1999.


                                      F-8
                                                                     (Continued)

                 EASY MONEY HOLDING CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 2000



     (j) Use of Estimates

         Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities and the reporting of revenues and expenses to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     (k) Reclassifications

         Certain reclassifications have been made to the 1999 financial statements to conform to the 2000 financial statement presentation.

     (l) Interim Financial Results

         The financial statements as of June 30, 2001 and for the periods ended June 30, 2000 and 2001 are unaudited and do not include all disclosures and footnotes required by generally accepted accounting principles in the United States of America for complete financial statements. Such interim period financial statements should be read in conjunction with the Company's December 31, 1999 and 2000 audited financial statements.

         However in the opinion of management, the financial statements as of June 30, 2001 and for the periods ended June 30, 2000 and 2001, include all adjustments (consisting of only normal recurring adjustments) considered necessary to present fairly the financial position, results of operations and cash flows for such interim periods. Operating results for the period ended June 30, 2001 are not necessarily indicative of the results that may be expected for the full year.


(2)  Amounts Due from Customers for Advances, net

     Amounts due from customers for advances arising from single installment loans and short-term advances of cash at December 31, 2000 are as follows:

     Gross amounts due from customers for advances           $      3,380,478
     Allowance for credit losses                                     (183,105)
     Unearned advance fees                                           (244,422)
                                                             ----------------

                                                             $      2,952,951
                                                             ================


                                      F-9
                                                                     (Continued)

                 EASY MONEY HOLDING CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 2000



     Changes in the allowance for credit losses were as follows for 1999 and 2000:

                                                                     1999               2000
                                                               ----------------   ----------------
     Balance at beginning of year                              $        329,375            299,790
     Provision for credit losses                                      5,076,974          3,190,477
     Advances charged off, net of recoveries of $5,759,184
          in 1999 and $5,769,657 in 2000                             (5,106,559)        (3,307,162)
                                                               ----------------   ----------------

     Balance at end of year                                    $        299,790            183,105
                                                               ================   ================

     During 1999 and 2000, the face value of cash advances and loans made by the Company was approximately $99,319,000 and $81,894,000, respectively. Advances are charge off when the due date passes and the advance has not been collected. Recoveries on advances are credited in the period when the recovery is received.


(3)  Property and Equipment, Net

     Property and equipment, net at December 31, 2000 consists of the following:

     Office and computer equipment                             $      1,741,179
     Signs                                                               66,995
     Leasehold improvements                                             118,781
                                                               ----------------

                                                                      1,926,955
     Less accumulated depreciation and amortization                     644,908
                                                               ----------------

          Property and equipment, net                          $      1,282,047
                                                               ================

(4)  Investment in Joint Ventures

     Investment in joint ventures at December 31, 2000 consists of a 50% ownership interest in an unincorporated joint venture with Currency Exchange of Texas, Inc. (Exchange), a payday lending company. The investment is accounted for using the equity method. In 2001 the investment in joint venture was transferred to EMH in exchange for an increase to the net receivable from EMH.

     During 1999, the Company contributed certain assets and liabilities to form two retail financial services joint ventures with an unrelated party. In 2000, the Company and the other party decided to dissolve the joint ventures and the remaining net assets in the joint ventures were distributed back to each of the parties. In 2000, Easy Money recorded a loss of approximately $447,000 on the dissolution of the joint ventures.


                                      F-10
                                                                     (Continued)

                 EASY MONEY HOLDING CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 2000



(5)  Line of Credit Facilities

     The Company maintains a financing agreement with a commercial bank that permits the Company to borrow up to $2,300,000 at December 31, 2000 subject to certain borrowing base limitations. The facility bears interest at the greater of 17% or a base rate (as specified by the lender) plus 10%, payable monthly. The rate charged on the facility at December 31, 2000 was 18.75%. Borrowings are collaterized by a security interest in the Company's advances, furniture and fixtures and general intangibles. The facility, among other things, requires the lender's consent for mergers, consolidations and acquisitions, restricts changes in the nature of the Company's business and restricts stockholder distributions to amounts related to state and federal income taxes. The outstanding amount on this line of credit facility as of December 31, 2000 was $2,306,439.

     The Company also maintains a second financing agreement with a commercial bank that permits the Company to borrow up to $400,000 at December 31, 2000. The facility bears interest at 2.125% above the prime rate as published in the Wall Street Journal, payable monthly. The rate charged on the facility at December 31, 2000 was 11.625%. Borrowings are collateralized by a deposit account, certain assets owned by an individual and stockholders and commercial guarantees from officers and stockholders of the Company. The outstanding amount on this line of credit facility as of December 31, 2000 was $399,590.


(6)  Long-term Debt and Warrants

     Long-term debt at December 31, 2000 consists of the following:

     Note payable to individual, interest payable at 11.5%,
         due December 2001, guaranteed by a stockholder                         $        300,000

     Convertible note payable to individual, interest payable at 8%, balance paid January 2001, secured by assets of stores
         purchased                                                                        36,934

     Senior subordinated notes payable to bank, interest payable at
         11.5%, due date extended to October 2001, secured by
         second lien on all assets                                                       366,666

     Note payable to bank, interest at 11%, balance paid
         February 2001                                                                    53,035

     Note payable to bank, interest payable monthly at prime
         plus 2.75%, balance paid February 2001                                           33,662

     Note payable to corporation, interest payable at 7%,
         due date extended to the earlier of an initial public offering
         or December 31, 2001                                                             50,000
                                                                                -----------------

               Total long-term debt, current installments                       $        840,297
                                                                                =================

                                      F-11
                                                                     (Continued)

                 EASY MONEY HOLDING CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 2000



     The above note payable that is identified as convertible at December 31, 2000 is convertible into a maximum of 36,934 shares of Easy Money Holding Corporation's common stock for a conversion price of $1.00 per share.

     Certain of the above debt agreements contain various covenants including the maintenance of certain ratios and restrictions and limitations on additional borrowings and investments.

     In connection with the issuance of the senior subordinated notes payable and certain acquisitions, the Company at December 31, 2000 has outstanding detachable warrants to purchase up to 1,561,000 shares of common stock at prices ranging from $.75 per share to $.86 per share. The majority of the warrants were exercisable at the earlier of an Initial Public Offering, conversion by the Company to a C corporation or June 2000. Such warrants expire six months after an Initial Public Offering. The warrant holders have anti-dilution rights.

     Upon their issuance, the value of these warrants was determined to be approximately $161,750 based on the relative fair value of the warrants to debt issued. As a result, additional paid-in capital was increased and a discount of $161,750 was recorded against the debt which has been amortized as additional interest expense. These potential shares are in addition to the potential shares associated with convertible debt as described above.


(7)  Leases

     The Company has several noncancelable operating leases for office facilities and store locations that expire over the next four years. These leases generally contain renewal options for periods ranging from one to three years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for 1999 and 2000 was $1,234,841 and $1,132,944, respectively.

     The Company leases office and computer equipment from unaffiliated entities under capital leases. The equipment under these capital leases as of December 31, 2000 has a cost of $1,244,257 and related accumulated amortization of $329,566.


                                      F-12
                                                                     (Continued)

                 EASY MONEY HOLDING CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 2000



     Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments at December 31, 2000 are as follows:

                                                                           Capital            Operating
     Year ending December 31,                                              leases              leases
     ------------------------------------                             ------------------  ----------------
     2001                                                             $         375,912            533,446
     2002                                                                       280,301            189,822
     2003                                                                       111,402             34,691
     2004                                                                        53,779              4,653
     2005                                                                         7,763                 --
                                                                      -----------------   ----------------

     Total future minimum lease payments                                        829,157   $        762,612
                                                                                          ================
     Less amount representing interest                                         (149,108)
                                                                      -----------------

     Present value of net minimum capital lease payments                        680,049
     Residual value, guaranteed                                                  40,800
                                                                      -----------------

     Capital lease obligations                                                  720,849
     Less current installments of capital lease obligations                    (291,409)
                                                                      -----------------

     Capital lease obligations, excluding current installments        $         429,440
                                                                      =================

(8)  Income Taxes

     The pro forma income tax expense (benefit) presented on the consolidated statements of income (loss) represents the estimated taxes that would have been recorded had the Company been a C corporation for income tax purposes for each of the years presented. The pro forma income tax expense (benefit) is as follows:

                                                                           Pro forma
                                                               ------------------------------------
                                                                     1999               2000
                                                               ----------------   -----------------
     Federal                                                   $        291,000            (326,000)
     State                                                               84,000             (94,000)
                                                               ----------------   -----------------

          Total pro forma income tax expense (benefit)         $        375,000            (420,000)
                                                               ================   =================

                                      F-13
                                                                     (Continued)

                 EASY MONEY HOLDING CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 2000



     A reconciliation of the statutory federal income tax rate and the pro forma effective rate is as follows:

                                                                            1999               2000
                                                                      ----------------   -----------------
     Statutory rate                                                                34%                 34%
     Effect of state income taxes, net of federal tax effect                        6%                  6%
                                                                      ----------------   -----------------

          Pro forma effective rate                                                 40%                 40%
                                                                      ================   =================

(9)  Net Income per Share

     The table below sets forth the calculation of pro forma basic and diluted net income (loss) per share.

                                              Years ended December 31,            Six months ended June 30,
                                          ---------------------------------   ----------------------------------
                                               1999              2000              2000               2001
                                          ---------------   ---------------   ---------------    ---------------
                                                                                (unaudited)        (unaudited)
Numerator for pro forma diluted
    net income (loss) per share:
       Pro forma net income (loss)
         for calculating pro forma
         basic and diluted earnings
         per share                        $       562,008          (630,066)         (382,680)           182,205
                                          ===============   ===============   ===============    ===============

Denominator for pro forma
    diluted net income (loss) per
    share:
       Weighted-average common
         shares for calculating
         pro forma basic earnings
         per share                             10,000,000        10,000,000        10,000,000         10,000,000

       Effect of dilutive securities -
         Warrants                                 208,438                --                --            911,770
                                          ---------------   ---------------   ---------------    ---------------

    Weighted-average common
       shares for calculating
       pro forma diluted net
       income (loss) per share                 10,208,438        10,000,000        10,000,000         10,911,770
                                          ===============   ===============   ===============    ===============

     The Company had a loss for the year ended December 31, 2000 and for the six months ended June 30, 2000 and accordingly, potential common shares associated with convertible debt and warrants have been excluded from the above computations because their inclusion would have been anti-dilutive.


                                      F-14
                                                                     (Continued)

                 EASY MONEY HOLDING CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 2000



(10) Related Party Transactions

     Included in assets at December 31, 2000 is a net amount of $1,352,063 due from a related corporation, EMH, which is commonly owned and managed with the Company. This net receivable has no formally stated repayment terms and does not bear interest. It represents net advances (cash and contributed assets) made by the Company to EMH, as well as amounts due for allocated expenses and expenditures made on its behalf, as discussed below.

     The Company allocates expenses for administrative and management services provided to EMH. In 1999 and 2000, expenses of $500,000 and $1,200,000, respectively, were allocated to EMH. These amounts are included as a reduction of other operating expenses in the accompanying consolidated statements of income (loss). In 2000, the Company also paid $600,000 of expenditures on behalf of EMH.

     Included in liabilities at December 31, 2000 are net amounts borrowed from related parties other than EMH of $263,369. These net payables are due on demand and accrue interest at varying rates. Total interest expense related to net payables to related companies was approximately $31,000 and $37,000 in 1999 and 2000, respectively.

     Included in liabilities at December 31, 2000 are net amounts borrowed from officers (also stockholders) of $1,696,426. These net payables are due on demand and accrue interest at varying rates. Total interest expense related to net payables to officers was approximately $178,000 and $187,000 in 1999 and 2000, respectively.


(11) Fair Value of Financial Instruments

     The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     Cash, accounts receivable, accounts payable, accrued salaries and benefits, other accrued liabilities: The carrying amounts approximate fair value because of the short maturity of these items.

     Receivable from related party, payables to related parties and payables to officers: It is not practicable to estimate fair value because the time of settlement has not been determined.

     Line of credit facilities: The carrying amounts approximate fair value, as the obligations have recently been renegotiated at similar terms and bear interest at a rate that fluctuates with the market.

     Long-term debt, including current installments: It is not practicable to estimate the fair value of long-term debt due to the lack of quoted market prices for similar issues and the difficulty in determining an


                                      F-15
                                                                     (Continued)

                 EASY MONEY HOLDING CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 2000



     incremental borrowing rate for the Company, given the wide range of interest rates paid by the Company.



                                      F-16
                                                                     (Continued)

                 EASY MONEY HOLDING CORPORATION AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1999 and 2000



(12) Contingencies

     In certain states, the Company's operations are regulated under state laws which establish, among other things, maximum loan, advance and fee amounts that may be charged. The Company believes that its procedures conform with the applicable laws and regulations in all states in which it operates.

     The Company has been named in four lawsuits that allege that the Company engaged in deferred presentment transactions which violate the Federal Racketeering Influenced and Corrupt Organizations Act and various state statutes and regulations. Class certification has been obtained in one of these suits. The Company intends to vigorously defend these claims. Due to the procedural status of these cases, management is unable to predict the outcome of the litigation.

     Additionally, the Company is, from time to time, a defendant (actual or threatened) in certain other lawsuits encountered in the ordinary course of its business, the resolution of which, in the opinion of management, should not have a material adverse effect on the Company's financial position, results of operations or cash flows.

     The Company has granted to certain non-employees and employees, in exchange for services they have and will provide to the Company, the right to receive shares of the Company's stock in the event that the Company is successful in becoming a public company registered with the Securities and Exchange Commission. Because of the issuance of shares is contingent on the occurrence of a future event, no cost has been recognized in these financial statements for these transactions.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

ITEM 2.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the estimated expenses to be incurred in connection with the issuance and resale of the securities offered by this Prospectus. We are responsible for the payment of all expenses set forth below.

              Registration fee                                    $1,250.00
              Application fee for the NASDAQ Stock Market, Inc.    _________
              Blue Sky filing fees and expenses                    _________
              Printing and engraving expenses                      _________
              Legal fees and expenses                              _________
              Accounting fees and expenses                         _________
              Miscellaneous                                        _________

                                                                   -----------
                    Total                                          $150,000.00
                                                                   ===========
ITEM 3.  UNDERTAKINGS

           (a)  We undertake:

                (1) To file, during any period in which we offer or sell
                    securities, a post-effective amendment to the Registration
                    Statement:

                      (i)   To include any Prospectus required by Section 10(a)
                      (3) of the Securities Act of 1933;

                      (ii) To reflect in the Prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement;

                      (iii) To include any additional or changed material information with respect to the plan of distribution.

                2) For determining any liability under the Securities Act of 1933, as amended, treat each post-effective amendment as a new Registration Statement relating to the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                (3) To file a post-effective amendment to remove any of the securities that remain unsold at the end of the offering.

Insofar as indemnification for liabilities arising under Securities Act of 1933 (the "Act"), as amended, may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the

Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

None

ITEM 5.          EXHIBITS.

Exhibit No.       Description of Exhibits
-----------       -----------------------
2.1 *             Amended and Restated Articles of Incorporation of Easy Money
                  Holding Corporation dated November 13, 2001
2.2 *             Amended and Restated By-Laws of Easy Money Holding Corporation
3   *             Specimen Common Stock Certificate
6.1 *             Employment Agreement dated July 7, 1998 between Easy Money
                  Holding Corporation, David Greenberg, Tami Van Gorder and
                  David Kilby
6.2 **            Warrant and Warrant Agreement dated December 18, 1997 between
                  Love Savings Holding Company, William S. Fagan and Easy Money
                  Holding Corporation
6.3 **            Registration Rights Agreement dated December 18, 1997 between
                  Love Savings Holding Company, William S. Fagan and Easy Money
                  Holding Corporation
6.4 **            Option to Purchase Common Stock dated June 23, 1997 between
                  Easy Money of Virginia, Inc. and James R. Erbes
6.5 *             Agreement of Contract and Sale dated June 23, 1997 James
                  Erbes, Sunnybrook, Inc., and Easy Money of Virginia, Inc.
6.6 *             Modification of Agreement and Contract of Sale dated September
                  12, 2000 between Easy Money Holding Corporation and James R.
                  Erbes
6.7 **            Easy Money Holding Corporation 2001 Stock Plan dated October
                  1, 2001
6.8 **            Loan, Security and Service Agreement dated December 12, 1996 with Sterling Financial Services Co., together with amendments
6.9 **            Promissory Note and Notice of Final Agreement dated May 3,
                  2001, by Easy Money Holding Corporation and James Erbes,
                  jointly and severally as Borrower, and First National Bank in
                  Alamogordo as Lender
6.10 **           Investment Agreement dated August 1, 2000 with DeVille
                  Investment Corporation
6.11 **           Consulting Agreement dated May 2, 2000 between Condor
                  Investment Trust, Red Oak Financial Corp., Novacorp, LLC and
                  Easy Money Holding Corporation
6.12 **           Hold Back Agreement dated October 1, 2001 between Condor
                  Investment Trust, Red Oak Financial Corp., Novacorp, LLC and
                  Easy Money Holding Corporation,
6.13 *            Escrow Agreement with SunTrust Bank
10.1 **           Consent of KPMG LLP, Independent Auditors
10.2 *            Consent of Williams, Mullen, Clark & Dobbins, P.C. is included in Exhibit 11
10.3 **           Letter from KPMG, LLC regarding its concurrence with the
                  Company's statements regarding the change in accountants
11   *            Opinion of Williams, Mullen, Clark & Dobbins, P.C.
14   **           $992,233 Demand Note payable to David Greenberg
15   **           $673,321 Demand Note payable to Tami Van Gorder

*  To be filed.
** Filed herewith.

                        DELIVERY OF PROSPECTUS BY DEALERS

DEALERS MAY BE REQUIRED TO DELIVER A PROSPECTUS TO ANYONE WISHING TO PURCHASE REGISTERED SHARES WITHIN 90 DAYS AFTER THE EFFECTIVE DATE OF THIS PROSPECTUS REGARDLESS OF WHETHER THEY ARE PARTICIPATING IN THIS DISTRIBUTION. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

PRIOR TO INVESTING, PROSPECTIVE INVESTORS SHOULD READ THE ENTIRE PROSPECTUS.

                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized the Registration Statement to be signed on its behalf by the undersigned in the City of Virginia Beach, State of Virginia, on November 14, 2001.

                                                  (Registrant)
                                                  Easy Money Holding Corporation
                                                  By: /s/ David Greenberg
                                                  ------------------------------
                                                  David Greenberg, President
                                                  (principal executive officer)


In accordance with the requirements of the Securities Act of 1933, the Registration Statement was signed by the following persons in the capacities and on the date stated:


           By:  /s/ David Greenberg                     November 14, 2001
                ----------------------------------------------------------------
                David Greenberg
                President and Director

           By:  /s/ David M. Kilby                      November 14, 2001
                ----------------------------------------------------------------
                David M. Kilby
                Chief Financial Officer
                (principal financial and accounting
                officer)

           By:  /s/ Tami Van Gorder                     November 14, 2001
                ----------------------------------------------------------------
                Tami Van Gorder
                Secretary/Treasurer